Exhibit 99.4

Wi-LAN Inc.
2010 Annual Report

CONTENTS

2	Letter to Shareholders

5	Management’s Discussion and Analysis (MD&A)

45	Management’s Report

46	Auditor’s Report

47	Consolidated December 31, 2010 Financial Statements

51	Notes to Financial Statements

70	Directors and Officers

71	Corporate Information

Wi-LAN Inc. 2010 Annual Report	1

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

I am writing to you now at an important point in the evolution of our company.  Since we began the new WiLAN in 2006, our fortunes have steadily improved.   This steady improvement has culminated in the signing of several key license agreements in recent months.  These agreements are collectively worth hundreds of millions of dollars and will guarantee the financial security of our company for many years.

I would like to take a moment to review 2010.

In 2010, WiLAN invested in key areas of our business, delivered strong financial performance and achieved many operational objectives.  Our work in 2010 has positioned WiLAN to achieve even more in 2011 and beyond.

In fiscal 2010, WiLAN generated revenues of $50.7 million, a greater than 40% increase over fiscal 2009.  This is the fourth consecutive year that our business has delivered greater than 30% year over year cash revenue growth.  Despite significant investment in litigation during the year, our business still generated positive adjusted earnings of over $5 million.  Without this investment in litigation, WiLAN would have generated over $34 million in adjusted earnings. WiLAN invested over $5 million in the acquisition of patented technologies and returned just under $5 million in dividends to shareholders, yet our cash position ended the year at a very strong $109 million, helped in part by a funding round.

In 2010 and in early 2011, we continued to make progress in our licensing program, increasing the number of companies that have signed licenses to over 240.  Companies that licensed our technologies in 2010 include LG Electronics, Proxim Wireless, Sharp and UTStarcom.  I am particularly pleased that LG and UTStarcom, who were defendants in our handset case, chose to negotiate settlements rather than continue with litigation.

We continued to build upon WiLAN’s rich history of innovation with our ongoing development of enabling technologies for white space networking.  In 2010, WiLAN, with the support of a team of engineers based in San Diego, California, also engaged in the development of technologies that aid the deployment of LTE in picocell and femtocell networks.  The inventions being generated by our research and development efforts are targeting large markets and we are optimistic that they will prove valuable to industry.

In 2010, we increased the size of our patent portfolio to over 970 issued and pending patents.  Recent acquisitions have taken that number to over 1300 patents.  We diversified our portfolio in 2010 with the addition of patented inventions relating to 4G wireless, Bluetooth and Sensor networks.  Increasing the size of our patent portfolio is a critical activity for WiLAN as it strengthens our licensing position and enhances future revenue prospects.

It is worth noting that almost all of the parties that settled in our recent litigations elected to take licenses to our entire portfolio.  Despite being offered a lower priced license for just the patents in the litigation, almost all of these parties were willing to pay substantially more to have access to all of the patented inventions in our portfolio.

Since we began the process, in mid 2006, of rebuilding WiLAN into a leading technology development and licensing company, WiLAN’s prospects and shareholder value have improved dramatically. We have increased annual revenues from $2 million to over $50 million, signed agreements that will generate hundreds of millions of dollars in future revenue and increased the size of our portfolio from 20 to over 1300 issued and pending patents.   Since the time I joined WiLAN in 2006, our efforts have been rewarded with more than a 500% increase in the share price.

Wi-LAN Inc. 2010 Annual Report	2

LETTER TO SHAREHOLDERS

Our financial guidance for 2011, forecasting a top line of US$110 million or more, double our revenues in 2010, and a bottom line of US$75 million, demonstrates how the agreements signed recently have positively impacted our business and our future outlook.

While we are proud of what we have accomplished to date, WiLAN is far from done.  In fact, we are just starting.  Our team has a realistic plan to continue growing revenues by 20% per year.  How are we going to do this?  We can generate immediate revenue growth from a number of existing licensing programs.  These include the unlicensed portion of the Wi-Fi market, cable products using DOCSIS, unlicensed handset vendors, unlicensed base stations and our V-Chip program to name just a few.  We have accumulated an impressive and large portfolio of 4G wireless patents that have the potential to become the foundation of a key future program.

WiLAN will look to its new subsidiary, Gladios IP, to generate revenues in the not too distant future.  Gladios IP is an exciting venture that partners with other companies and patent owners to help them extract value from their patent portfolios.   Gladios IP taps an important opportunity that exists in the intellectual property market to help companies and individuals that wish to retain ownership of their patents and generate revenues from the licensing of those patents but who lack the expertise and resources to do so.  For WiLAN, Gladios IP provides a means to generate additional revenues from the licensing of valuable patent portfolios, which are not otherwise available to be acquired, with limited downside risk and capital investment.

WiLAN believes that it would be desirable to grow, in part, through appropriate acquisitions.  At this time WiLAN enjoys a strong balance sheet, with approximately $190 million in cash.  Based on our expected strong financial performance, and absent other deployments of cash, we expect our cash balance to continue to grow.  Our very strong balance sheet leaves us in an excellent position to consider small, medium and even large acquisitions.  We are currently working on a number of excellent acquisition opportunities, many of which could fuel our future growth.

WiLAN has a track record of generating solid returns on patents that it acquires. Wireless patents that WiLAN acquired in 2009 for $50,000 were sold for $5 million in 2010, generating a 100 times return for WiLAN and its shareholders.  DOCSIS patents acquired in 2007 are expected to generate a greater than 10 times return.  Bluetooth patents that WiLAN acquired in 2010 will generate upwards of 20 times the original investment.  Shareholders should feel confident that the capital that WiLAN deploys in the acquisition of valuable patent portfolios or companies will be done in a manner that will be beneficial to the company and lead to an increase in long-term shareholder value.

I would like to thank WiLAN’s employees and Board of Directors for their hard work and dedication.  WiLAN has accomplished what it has since 2006 because of their collective effort.  With their continuing assistance, WiLAN can look forward to a very promising future. I would also like to take a moment to sincerely thank WiLAN’s shareholders for their continued support.  Our effort and investment in 2010 has positioned WiLAN to become a bigger, better and stronger company in the future.

Best regards,

Jim Skippen
Chairman & CEO
Wi-LAN Inc. 2010 Annual Report	3

Management’s Discussion and Analysis (“MD&A”)
of Financial Condition and Results of
Operations

For the Twelve Month Period ended December 31, 2010 and the Fourteen Month Period ended December 31, 2009

Wi-LAN Inc. 2010 Annual Report	4

MD&A

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated March 1, 2011. It should be read in conjunction with the audited consolidated financial statements and notes thereto for Wi-LAN Inc. (the “Company” or “WiLAN”) for the twelve month fiscal period ended December 31, 2010 (the “Financial Statements”), as well as with Management’s Discussion and Analysis for the Company’s audited consolidated financial statements and notes for the fourteen month period ended December 31, 2009. Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of share and earnings per share data which is reported in number of shares and Canadian dollars respectively.

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The tables and charts included in this document form an integral part of the MD&A.

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include the review and approval of the financial statements and associated information, including this MD&A, first by the Disclosure Committee, a committee of the management team, then by the Audit Committee of the Board of Directors (the “Board”), and subsequently by the Board.

FORWARD-LOOKING INFORMATION STATEMENTS

This MD&A contains certain forward-looking statements and all statements, other than statements of historical facts, included in this MD&A regarding the strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of WiLAN and its management are considered forward-looking statements. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements or statements of “belief”, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that WiLAN will actually achieve the plans, intentions or expectations disclosed in any of these forward-looking statements or statements of “belief” and undue reliance should not be placed on any such forward-looking statements or statements of “belief”. Assumptions made in preparing forward-looking statements and financial guidance include, but are not limited to, the following:

•	WiLAN’s ability to sign new licensees and to sign renewal agreements with existing licensees;

•	The timing and amounts of any settlement agreements that may be entered into with respect to any of WiLAN’s litigation matters;

•	Current assumptions as to the identification of products that are unlicensed to WiLAN’s patents;

•	WiLAN’s continued expansion of its patent portfolio through its acquisition of patents from third parties and from development of new inventions;

•	WiLAN’s ability to enter into strategic licensing partnerships with owners of various patent portfolios and the size and timing of any revenues generated from such programs;

•	The expected growth rates of licensees and thereby the expected revenues available to WiLAN for running royalty license agreements;

•	The timing and amount of WiLAN’s litigation expenses;

•	The timing and amount of WiLAN’s research and development (“R&D”) expenses; and

Wi-LAN Inc. 2010 Annual Report	5

MD&A

•	Foreign exchange rates.

All forward-looking statements and statements of “belief” contained in this MD&A are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management’s control that could cause the Company’s actual results to differ materially from those indicated or implied in the forward-looking statements or statements of “belief”. These risks and uncertainties include, but are not restricted to:

•	The time required to obtain license agreements for the Company’s patents can range significantly, from a number of months to years, and could be subject to variable cycles;

•
The Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows;

•	The Company may need to acquire or develop new patents to continue to grow its current business;

•
The Company’s revenues are subject to fluctuation based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on their respective businesses and other factors outside of the Company’s control;

•
Revenues can vary significantly from quarter to quarter depending upon the types of royalty agreements with licensees, the timing of royalty reporting by licensees and fluctuations in foreign currency;

•	Reduced spending due to the uncertainty of economic and geopolitical conditions may negatively affect the Company;

•
The Company may be required to establish the enforceability of the Company’s patents in court to obtain material licensing revenues and the costs of which could be significant and are difficult to predict;

•	Changes in patent laws or in the interpretation or application of existing patent laws could materially adversely affect the Company;

•
A court may determine that certain of the Company’s patents are invalid or are not infringed by certain standards or products or may disagree with management with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company;

•	Certain of the Company’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•	The Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company;

•	The Company may require additional financing to translate its intellectual property position into sustainable profit in the market;

•	The generation of future revenues and the likelihood of the Company signing additional licenses could be negatively impacted by changes in government regulation; and

•	The Company is dependent on its key officers and employees.

The Company has maintained or instituted practices to assist it to mitigate financial risk. These practices include but are not limited to the following:

Wi-LAN Inc. 2010 Annual Report	6

MD&A

•
The Company utilizes a variety of payment structures, such as fixed payment and running royalty, with its licensees in order to provide a relatively predictable base of regular cash flow and allow for upside revenue potential;

•
The Company typically utilizes term-based multi-year arrangements which provide consistency and predictability in its licensing agreements and establishes the basis for terms and conditions in agreements that come up for renewal;

•
The Company invests its surplus cash with the primary objective of protecting its capital, the Company does not invest in asset-backed commercial paper and only invests in highly rated investment grade financial instruments with varying maturities in order to reduce credit and interest rate risk;

•
When the Company acquires patents, it attempts to negotiate contingency arrangements to better match the asset’s expected cash inflows with outflows and minimize risk of cash flows not meeting anticipated results;

•
As many of the Company’s revenues and expenses are denominated in U.S. dollars and its reporting currency is Canadian dollars, the Company enters into forward foreign exchange contracts from time to time, with highly credit-worthy counterparties and does not hold or issue derivative financial instruments for trading or speculative purposes; and

•	Management believes the Company is sufficiently capitalized to succeed in its chosen business model and, if required, could obtain additional financing.

Any forward-looking statements and statements of “belief” represent the Company’s estimates as of the date of this MD&A only and should not be relied upon as representing the Company’s estimates as of any subsequent date. WiLAN assumes no responsibility for the accuracy and completeness of any forward-looking statements and statements of “belief”. Except as required by law, WiLAN does not assume any obligation to, and disclaims any intention to, update or revise any forward-looking statements or statements of “belief”, whether as a result of new information, future events or otherwise.

Additional information filed by WiLAN with Canadian securities regulators, including quarterly reports, annual reports and the Company’s annual information form for the twelve month period ended December 31, 2010, is available on-line at www.sedar.com and also on WiLAN’s website at www.WiLAN.com.

NON-GAAP DISCLOSURE

“Adjusted earnings” (previously referred to by the Company as “Pro forma earnings”) is defined by the Company as earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, unrealized foreign exchange gains or losses, restructuring charges and provision for income taxes. The Company is reporting adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of the Company’s performance. Adjusted earnings is not a measure of financial performance under GAAP. It does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similarly titled measures used by other companies. Adjusted earnings should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with GAAP nor as a measure of liquidity.

“Adjusted Free Cash Flow”, a non GAAP financial measure, represents an indication of the Company’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures, and adds back amounts expended on various share repurchase programs. Management believes this is a representative measure of the cash flows generated by the Company, after normal capital expenditure programs that are available for investment in growth or return to shareholders.  It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

Wi-LAN Inc. 2010 Annual Report	7

MD&A

CORE BUSINESS AND STRATEGY

In mid 2006, WiLAN focused its business on technology innovation and licensing.  At that time, the Company had twenty patents which included certain patents that management believed could be used in a licensing program.  In launching the new form of business, a key strategy was to strengthen the patent portfolio to sustain long term revenue opportunities and associated growth.

Over the past four years, the Company has grown its full time regular staff from 1 to 39, increased its patent portfolio from twenty patents to more than eleven hundred, signed more than 240 companies to licenses, and grown its annual revenues from just over $2 million to more than $50 million in its 2010 fiscal year representing a compound annual growth rate of more than 100%.  As a result of the increase in the breadth and depth of its patent portfolio, the Company now believes it has more than 40 separate key patent families available to license.  WiLAN defines a patent family in this context as a patent or family of patents that WiLAN has mapped to a particular product or industry standard.

WiLAN’s principal source of revenue is from licensing its own patent portfolio and licensing portfolios on behalf of various business partners. The Company plans to build upon its significant base of signed license agreements and increasing its licensing opportunities by growing its patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, license partnerships with patent owners, and corporate mergers and acquisitions.

The process which WiLAN typically uses to enter into licensing agreements with companies that utilize patented technologies for which WiLAN is responsible for achieving license revenues is as follows:

1.
The Company will complete a detailed evaluation of a patent, or patents, that the Company is considering the enforcement of, to determine the quality of the patent(s). The Company is committed to only enforcing quality patents;

2.	The Company then identifies both the prospective licensees and the products it believes are infringing the Company’s patents;

3.
The Company either (i) prepares a letter identifying both the infringing products and the patents that are infringed and invites the recipient to enter into licensing discussions, or (ii) commences litigation with the prospective licensee;

4.
The Company prepares for negotiations with prospective licensees by developing a business proposal. Utilizing extensive research and insight to determine the realistic value of the patents to the products that infringe the patents and considering mutual best interests of both the Company and prospective licensees to avoid litigation, the Company establishes rates that it believes represent fair compensation for the Company and fair to the business interests of a prospective licensee;

5.
If the target licensee agrees to enter discussions, the Company presents claim charts mapping specific claims in the patents to applicable standards and/or to the recipient’s products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will involve negotiating the financial terms of a license. These negotiations will typically start from the financial terms proposed in the Company’s business proposal. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex; and

6.	If licensing discussions break down or prospective licensees refuse to enter discussions, WiLAN may enter into or continue litigation.

The Company has licensed patents to companies that sell products utilizing Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Mesh, multi-mode wireless, Bluetooth and V-Chip technologies.

Generally, licensing agreements take into consideration rights to license the patent(s) and past infringement. Revenues, typically, include lump-sum settlements for licensing rights and/or past infringement, fixed-price agreements that are paid over a specified period of time or running royalties based on a price per-unit and/or a percentage of product sales or service revenues enjoyed by the licensee. Settlement of the licensing agreements is generally in cash, and in certain licensing agreements settled in 2006 and 2007 with a combination of cash and in-kind patents. In-kind patents are considered if the patents fit the value proposition and strategic objectives of the Company.

Wi-LAN Inc. 2010 Annual Report	8

MD&A

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information, the Company understands that royalties charged in similar circumstances have ranged from less than 0.1% to 7% or more of the net selling price of the product which utilizes the licensed technology. Factors that may affect the royalty rate include: the clarity of the reads of the patent claims on the products in question; the significance of the patented invention to the performance of the products; the strength of prior art that could invalidate the patent; the profitability of the products in question; the propensity of the infringing party to resist a license or to litigate; the number of patents that are applicable; the volume of products that infringe; the geographies into which infringing products are manufactured and sold; the party’s future sales plans; and the infringing party’s financial status.

Notwithstanding early success in many areas, the environment for patent licensing companies such as WiLAN has become increasingly difficult during the past several years based on case law developments. In this more difficult licensing environment, WiLAN will continue to adapt and evolve to achieve success. Recent examples of this evolution include the hiring of highly qualified specialists and subject matter experts in the applicable technologies, acquisition of patents that have strengthened its patent portfolio and multiple financing deals that have significantly strengthened the Company’s financial position. As well, the Company has recently signed significant licensing agreements with large industry leaders. Management believes these recent accomplishments have established a strong foundation for WiLAN’s future operations and growth.

Key Strategic Initiatives

Technology Innovation
Building on WiLAN’s history of technology innovation which directly contributed to the commercialization of broadband wireless products more than a decade ago, WiLAN continues to engage in R&D activities.

The Company’s internal R&D efforts seek to generate new inventions in next generation communications technologies and to identify new technology/commercial product opportunities. With the goal of growing and strengthening its intellectual property portfolio, this technology innovation complements the Company’s ongoing activities to jointly license or acquire appropriate technology.

Licensing Capability Growth
WiLAN’s licensing activities are carried out by a dedicated team of professionals including licensing executives and technical experts. The centralization of licensing activities allows the Company to license any portion of its portfolio thereby achieving maximum value for its intellectual property. Growth of the team capability and expertise in technology, legal and patent domain will be managed on an ongoing basis taking into account the Company’s financial and operating performance.

Licensing Process Execution
Management believes WiLAN’s licensing program has delivered significant results. To date, more than 240 companies have licensed the Company’s technology including companies such as AmTRAN Technology Co., Ltd., ASUSTeK Computer Inc., Atheros Communications, Inc. (“Atheros”), CSR plc (“CSR”), Fujitsu Microelectronics America, Inc. and its affiliates (“Fujitsu”), Hon Hai Precision Co., Ltd., Infineon Technologies AG (“Infineon”), Intel Corporation (“Intel”), LG Electronics, Inc. (“LG”), Marvell Semiconductor, Inc. (“Marvell”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”), Motorola Mobility Holdings, Inc., Motorola Solutions, Inc., NEC Corporation, Nikon Corporation, Nokia Corporation (“Nokia”), Research in Motion Corporation, Samsung Electronics Co., Ltd. (“Samsung”) and Sharp Corporation (“Sharp”).

Complementing the Company’s determination to reach licensing agreements through negotiation is its resolve to receive fair compensation for its patented inventions. The Company has stated previously that it is prepared to take all necessary steps, including investing in litigation, to ensure it receives fair value for its patented inventions. The Company has launched several litigations and has responded to several cases filed against it, all in the areas of patent infringement.  Although the Company cannot anticipate how any litigation will affect ongoing settlement discussions, the Company believes it is likely that settlement discussions with parties named in the legal action will continue and some parties may be inclined to take licenses.

KEY PERFORMANCE DRIVERS

Markets
The Company’s licensing performance is driven by its ability to license intellectual property into the markets serviced by the Company.

Wi-LAN Inc. 2010 Annual Report	9

MD&A

The Company expects to continue to generate virtually all of its revenues from licensing its patent portfolio and other technologies. WiLAN currently has a portfolio of more than 1,100 patents, including issued and pending patents and foreign equivalents, many of which it has licensed to companies that sell products that utilize the following technologies: Wi-Fi; CDMA; WiMAX; LTE; ADSL; DOCSIS; Bluetooth; and V-Chip.

The Institute of Electrical and Electronics Engineers, Inc. (the “IEEE”) is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the operation of that equipment. Similarly, IEEE standards 802.16 d and e define operations standards for WiMAX equipment.

Wi-Fi is a wireless technology standard that permits enabled devices to connect to the Internet through a wireless network, all based on IEEE 802.11 a, b, g or n protocols. Many consumer devices including personal computers, routers, gaming devices and peripheral devices rely on Wi-Fi protocols to connect to the Internet.

CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize and has a very strong position in the North American market and in many Asian and Caribbean nations. UMTS (Universal Mobile Telecommunications System) technology and its HSPA (High-Speed Packet Access) evolution, which are both CDMA-based, is the other main technology currently used in cellular phones.

WiMAX, based on IEEE 802.16 standards, is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including high-speed connectivity for computers and cellular phones.

LTE is a high performance air interface for cellular mobile communications systems and is competing with WiMAX for adoption by many wireless service providers worldwide as the next evolution in cellular phone technology. With the increase in “smart phone” penetration rates and the desire to share in the roaming revenues of out-of-network cellular phone users, many wireless service providers are working to move to a common air interface standard to promote interoperability.

ADSL is the most common method of providing high-speed Internet access over conventional telephone wiring, currently representing about two-thirds of the global market for broadband network access. WiLAN has acquired US, Japanese and European ADSL and other telecommunications patent families from Nokia and Fujitsu.

DOCSIS is a standard that governs high-speed data transfer on cable networks and is used in most cable modem deployments in North America to provide high-speed Internet access, and in many digital set-top boxes to enable pay-per-view and on-demand television viewing features.

Bluetooth is a wireless protocol for exchanging data over short distances between fixed and mobile devices that provides a way to connect and exchange information between devices such as mobile phones, laptop computers, digital cameras and other electronics equipment.
V-Chip technology permits television receivers to block programming based on ratings carried with the broadcast signal as detected by a television receiver that has been programmed by parents who wish to manage their children’s television viewing. V-Chip technology has been mandated by the US Federal Communications Commission to be included in all devices capable of receiving a television signal other than televisions having a screen size of thirteen inches or less.

WiLAN is continuing to evaluate all of the patents in its portfolio to determine whether they may be applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX, LTE, ADSL, DOCSIS, Bluetooth and V-Chip markets with respect to which the Company has licensed many of its patents to date are large, multi-million or multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

•
Wi-Fi – 2010 North American sales of approximately 81 million notebook, netbook and tablet computers, USD$2.85 billion in Wi-Fi network infrastructure, and growing to include mobile handsets, portable media players, televisions, Blue-ray disc players, etc. (sources: DisplaySearch; Dell’Oro);

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MD&A

•	US CDMA – 2010 mobile CDMA and WCDMA handset sales of approximately 108 million units and base station sales of approximately USD$4.0 billion (sources: Strategy Analytics; Dell’Oro);

•	WiMAX – worldwide sales over USD$1,566 million in 2010 and expected to grow at a compound annual growth rate of 20% from 2010 to 2014 (source: Dell’Oro);

•	LTE – infrastructure sales of over USD$5 billion expected for 2014, a 113% compounded annual growth rate over the USD$243 million in sales expected for 2010 (source: Dell’Oro);

•
ADSL – ADSL equipment sales are expected to average over USD$4 billion annually for the next four years, with subscriber growth averaging 5% over that period, culminating with more than 350 million ADSL subscribers worldwide expected (sources: Dell’Oro);

•	DOCSIS – US sales of approximately 13 million cable modems and USD$600 million in cable modem termination systems sales in 2010 (source: Dell’Oro);

•
Bluetooth – worldwide Bluetooth semiconductor revenue going from USD$1.7 billion in 2007 to USD$3.3 billion by 2012, with approximately 70% of all mobile handsets having Bluetooth functionality by 2012 (source: IDC); and

•	V-Chip – sales of approximately 45.5 million digital televisions in the US in 2010, a growth rate of 6.5% over the previous year (source: DisplaySearch.com).

Wi-LAN Inc. 2010 Annual Report	11

MD&A

Financial Condition
Financial strength, measured in terms of maintaining a solid balance sheet with strong cash reserves, is a critical element in WiLAN’s ability to execute on its strategy of signing patent licensing agreements.  Financial strength is also critical to facilitate strengthening its patent portfolio through patent acquisitions, entering into patent partnerships, generating patents on internally developed technology, and engaging in litigation when required.  In addition to its balance sheet, the Company considers its backlog of signed license agreements, measured in a weighted average life remaining term to be an important element of financial condition.  Based on the more than 240 licenses signed as of December 31, 2010 and with the significant new license agreements signed subsequent to fiscal 2010, the Company believes its weighted average life remaining of signed licenses is more than six years.

Financial strength is important when WiLAN engages in litigation in order to enforce its intellectual property rights since litigation costs are often significant. The Company believes that maintaining a substantial cash reserve is an important factor in convincing companies to enter into agreements and avoid protracted litigation.  Further, companies that are inclined to enter litigation with WiLAN need to understand the Company’s ability and resolve to carry these litigations through to completion.

Professional and Systematic Approach to Patent Licensing
A professional and systematic approach to patent licensing is essential to achieve success.  Developed over several years, WiLAN’s approach is founded in a strong understanding of patent law, detailed infringement determinations, and fair and reasonable licensing terms.  The Company believes that its internal technical resources, supported by a network of external advisors, is a fundamental element in a successful licensing program as discussions with potential licensees quickly address technical issues.  This approach has been very successful for the Company, having signed more than 240 licensees since mid 2006.  The Company believes that this approach can be utilized for new markets that it may enter.

Technology Development
WiLAN has a rich history of technology development and continues to have an active R&D program.  The Company’s in-house R&D focuses on the development of advanced technologies that may have licensing applications in the future.  By focusing on anticipating problems with the adoption of new technologies, and developing patented solutions to these problems, the Company can continue to expand its overall licensing programs.

CAPABILITY TO DELIVER RESULTS

WiLAN believes it is well positioned to deliver continued strong financial performance due to its strong and growing patent portfolio, professional and systematic approach to licensing intellectual property, management team, track record of signing patent license agreements, significant base of signed agreements and solid financial position.

Strength of Patent Portfolio and Ability to Derive Value from Patents
As a result of patent acquisitions, licensing partnerships and internal technology development, the Company’s patent portfolio has continued to grow in numbers, technological diversity and breadth of geographic coverage. As of December 31, 2010, WiLAN owned title to or controlled more than 970 patents and applications as compared with more than 810 at the end of fiscal 2009. The geographic and technological diversity of the portfolio helps to ensure that the Company will be able to garner royalties applicable to worldwide product sales.

As noted elsewhere in this MD&A, the Company has signed license agreements with more than 240 companies as at December 31, 2010, and the weighted average life remaining for these license agreements is more than six years meaning the Company expects to collect revenues from these agreements for, on average, an additional six years although not necessarily equally year to year.

Patent Licensing Methodology
The Company has developed a methodology for its licensing programs that has yielded strong results since mid 2006 having generated cumulative revenues to the end of 2010 of approximately $172,000.  When approaching a potential licensee, the Company presents compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate.  The Company also, in many circumstances, presents the potential licensee with a broad array of patents or families that may be applicable to the licensee thus increasing the risk of not completing a license with WiLAN.  If licensing discussions are stalled or abandoned, WiLAN may pursue the protection of its intellectual property through litigation. Without the willingness and capability to enforce patent rights through the courts, a licensing program may not gain credibility and traction in the market. WiLAN understands this dynamic and is prepared to use the court system to enforce its rights.

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MD&A

Patent Administration
WiLAN’s licensing success depends on having a quality portfolio of patents, that are not only technically valuable, but are properly filed and maintained in appropriate jurisdictions.  The Company devotes a significant effort to the administration of its portfolio, ensuring any applications filed reflect the quality required in a licensing program.  WiLAN maintains a carefully balanced mix of internal and external patent administration resources to optimize patent quality.

Workforce and Management
WiLAN employs individuals with unique skill sets and a proven ability to conclude patent license agreements. This is important, since strong patents are only part of what is needed to derive substantial revenues from a patent portfolio. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having good patents. WiLAN’s reputation and expertise, together with its proven ability to negotiate licensing agreements and litigate, if necessary, all contribute significantly to WiLAN’s ability to deliver patent licensing results.

Financial Strength
A strong financial position is an important underpinning for WiLAN’s success. The Company maintained a cash and cash equivalents, and short-term investments balance throughout the twelve month period ended December 31, 2010 of more than $90,000.  Through that same period, the Company completed a bought deal financing providing $20,938 in funding, acquired patents with a value of $5,178, and returned $4,886 to shareholders through dividends.  The Company was able to achieve these results while financing its current operations including supporting its investment in litigation. Subsequent to fiscal 2010, the Company signed significant license agreements with major technology corporations providing significant cash flows for several years and completed a bought deal financing with net cash proceeds of approximately $71,278.

RESULTS AND OUTLOOK

Overall performance

This MD&A discusses the performance of the Company for the twelve (12) month period ended December 31, 2010 as compared to the fourteen (14) month period ended December 31, 2009.

Wi-LAN Inc. 2010 Annual Report	13

MD&A

	Twelve months ended		Fourteen months ended		Two months ended	Twelve months ended		Twelve months ended
	December 31, 2010		December 31, 2009		December 31, 2009	October 31, 2009		October 31, 2008
	$000's	%	$000's		$000's %	$000's	%	$000's	%

Revenues
Royalties	$46,895	92	$35,425	100	$374	$35,051	100	$26,564	100
Brokerage	3,830	8	-	-	-	-	-	-	-
	50,725	100	35,425	100	374	35,051	100	26,564	100

Operating expenses
Patent licensing	5,606	11	4,143	12	652	3,491	10	2,960	11
Litigation	29,800	59	21,275	60	6,074	15,201	43	7,502	28
Research and development	3,773	7	4,084	12	746	3,338	10	3,197	12
General and administrative	7,195	14	6,097	17	820	5,277	15	5,119	19
Unrealized foreign exchange gain	-	-	(26)	(0)	(26)	-	-	-	-
Stock-based compensation	1,893	4	3,024	9	1,050	1,974	6	2,024	8
Depreciation & amortization	21,421	42	20,310	57	3,004	17,306	49	16,496	62
Restructuring charges	755	1	-	-	-	-	-	-	-
Total operating expenses	70,443	139	58,907	166	12,320	46,587	133	37,298	140
Investment income	702	1	2,710	8	161	2,549	7	3,228	12
Loss before income taxes	(19,016)	(37)	(20,772)	(59)	(11,785)	(8,987)	(26)	(7,506)	(28)

Provision for income tax (recovery) expense
Current	3,136	6	2,632	7	170	2,462	7	2,672	10
Future	-	-	(21,736)	(61)	(1)	(21,735)	(62)	(992)	(4)
Provision for income tax (recovery) expense	3,136	6	(19,104)	(54)	169	(19,273)	(55)	1,680	6

Net and comprehensive (loss) earnings	$(22,152)	(44)	$(1,668)	(5)	$(11,954)	$10,286	29	$(9,186)	(35)

Earnings (loss) per share
Basic	$(0.21)		$(0.02)		$(0.12)	$0.11		$(0.10)
Diluted	(0.21)		(0.02)		(0.12)	0.11		(0.10)

Weighted average number of common shares
Basic	103,289,548		97,011,499		101,854,048	95,516,879		93,505,899
Diluted	103,289,548		97,011,499		101,854,048	96,469,906		93,505,899

•
Revenues for the twelve months ended December 31, 2010 were $50,725 representing an increase of $15,300 or 43% over the fourteen months ended December 31, 2009 and an increase of $15,674 or 45% over the twelve months ended October 31, 2009;

•
Operating expenses for the fourteen months ended December 31, 2010 were $70,443 which represents an increase of $11,536 or 20% and $23,856 or 51% as compared to $58,907 and $46,587 for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively;

•
Net loss under GAAP was $22,152 or $.21 per basic and diluted share for the twelve months ended December 31, 2010 as compared to a net loss of $1,668 or $0.02 per basic and diluted share and net earnings of $10,286 or $0.11 per basic and diluted share for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.  GAAP net earnings for the fourteen month period ended December 31, 2009 and twelve month period ended October 31, 2009 included a one-time, non-cash tax benefit of $19,638 as a result of corporate restructuring. Excluding this one-time, non-cash tax benefit, net loss under GAAP was $21,306 and $9,352 for the fourteen month period ended December 31, 2009 and twelve month period ended October 31, 2009, respectively.

Wi-LAN Inc. 2010 Annual Report	14

MD&A
The table below reconciles the GAAP net and comprehensive earnings/loss to the adjusted earnings reported by the Company.

	Twelve months ended	Fourteen months ended	Two months ended	Twelve months ended	Twelve months ended
	December 31, 2010	December 31, 2009	December 31, 2009	October 31, 2009	October 31, 2008
	$000's	$000's	$000's	$000's	$000's

Net and comprehensive (loss) earnings under GAAP	$(22,152)	$(1,668)	$(11,954)	$10,286	$(9,186)

Adjusted for:
Unrealized foreign exchange loss	-	(27)	-	-	-
Depreciation and amortization	21,421	20,310	3,004	17,306	16,496
Stock based compensation	1,893	3,024	1,050	1,974	2,024
Restructuring charges	755	-	-	-	-
Income tax (recovery) expense	3,136	(19,104)	169	(19,273)	1,680
Adjusted earnings (loss)	$5,053	$2,535	$(7,731)	$10,293	$11,014

Adjusted earnings (loss) per share	$0.05	$0.03	$(0.08)	$0.11	$0.12

Weighted average number of common shares
Basic	103,289,548	97,011,499	101,854,048	95,516,879	93,505,899
Diluted	103,289,548	97,011,499	101,854,048	96,469,906	93,505,899

The adjusted earnings for the twelve months ended December 31, 2010 was $5,053 as compared to $2,535 and $10,293 for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.

The increase in adjusted earnings for the twelve months ended December 31, 2010 as compared to the fourteen months ended December 31, 2009 is primarily attributable to the increase in revenue partially offset by an increase in licensing and litigation expenses, and a decrease in investment income. The decrease in adjusted earnings for the twelve months ended December 31, 2010 as compared to the twelve months ended October 31, 2009 is primarily attributable to the decrease in investment income and an increase in litigation, patent licensing, and general and administrative expenses partially offset by an increase in revenue.

Selected Consolidated Balance Sheet Information
	As at	As at	As at	As at
	December 31,	December 31,	October 31,	October 31,
	2010	2009	2009	2008

Cash and cash equivalents	$82,190	$72,763	$80,525	$38,768
Short-term investments	26,825	22,025	22,092	62,679
Total Assets	250,855	252,894	267,594	253,603
Long term debt	-	-	-	-
Dividends declared per common share	0.0475	0.0250	-	-

Revenues
Revenues for the twelve months ended December 31, 2010 amounted to $50,725 representing an increase of $15,300 or 43% over the fourteen months ended December 31, 2009 and an increase of $15,674 or 45% over the twelve months ended October 31, 2009.

Wi-LAN Inc. 2010 Annual Report	15

MD&A
	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Revenues	$50,725	$35,425	$35,051
Increase from fourteen months ended December 31, 2010	43%
Increase from twelve months ended October 31, 2009	45%

The Company’s revenues are derived from four principal sources: (i) running royalty agreements whereby the licensee pays WiLAN a royalty that is based on either a percentage of the net selling price of any licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by the licensee; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; or (iv) the outright sale of patents providing the acquirer exclusive rights to the technology (“Brokerage”).  License agreements are generally for a five to eight year period but can be significantly longer. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty agreement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency. Revenues are subject to fluctuation based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on their respective businesses and other factors outside of the Company’s control. The impact of these factors may become less significant in the future given the significant license agreements signed subsequent to fiscal 2010.

Revenue is comprised as follows:

	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009

Royalties	92%	100%	100%
Brokerage	8%	0%	0%
	100%	100%	100%

Three licensees each accounted for more than 10% of revenues from royalties for the twelve month period ended December 31, 2010, whereas four licensees each accounted for more than 10% of revenues from royalties for the fourteen month period ended December 31, 2009 and twelve month period ended October 31, 2009.  For the twelve month period ended December 31, 2010, the top ten licensees accounted for 75% of revenues from royalties, whereas in the fourteen month period ended December 31, 2009 the top ten licensees accounted for 72% and for the twelve month period ended October 31, 2009, the top ten licensees accounted for approximately 73% of revenues from royalties, respectively.

One customer accounted for 100% of the revenues from Brokerage for the twelve month period ended December 31, 2010 pursuant to the sale of certain wireless patents. The Company may sell patents within its portfolio when it believes the revenue from an outright sale of patents is greater than that from licensing the patents.

Patent licensing expense
Patent licensing expense includes all costs associated with the Company’s patent licensing activities including any third party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations.  The Company also includes, as a patent licensing expense, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships.

Wi-LAN Inc. 2010 Annual Report	16

MD&A

	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Patent licensing	$5,606	$4,143	$3,491
Percent of revenue	11%	12%	10%
Increase from fourteen months ended December 31, 2010	35%
Increase from twelve months ended October 31, 2009	61%

Patent licensing expenses for the twelve month period ended December 31, 2010 were $5,606 or 11% of revenues as compared to $4,143 or 12% of revenues and $3,491 or 10% of revenues for the fourteen month period ended December 3, 2009 and twelve month period ended October 31, 2009, respectively.  The increase in expenses over the comparative periods is primarily attributable to the payment of commissions to third parties related to the brokerage revenue recorded in the period, and third party royalty payments related to royalty arrangements.  These expenses are proportional to the breadth and depth of the Company’s licensing and patent brokerage programs, therefore, they should be expected to increase as the Company adds licensing and patent brokerage programs to its business operations.

Litigation expense
Litigation expense consists of all expenses related to managing and conducting litigation activities.  These include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of the litigations.

	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Litigation	$29,800	$21,275	$15,201
Percent of revenue	59%	60%	43%
Increase from fourteen months ended December 31, 2010	40%
Increase from twelve months ended October 31, 2009	96%

For the twelve months ended December 31, 2010, litigation expenses, amounted to $29,800 representing an increase of 40% and 96% as compared to the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.  This increase in expenses is related to the level of activities in the Company’s patent enforcement actions in Texas, the litigation matter in New York, and other litigation matters, all more fully discussed below. As a result of the various settlements the Company entered into subsequent to fiscal 2010, litigation expenses are expected to decrease substantially in fiscal 2011. The Company may have litigation expenses in fiscal 2011 or future years which could be material, as a result of the arrangement with one of its law firms as described below.

The Texas patent enforcement actions accounted for approximately 75% and the New York litigation matter accounted for approximately 9% of the spending for the twelve months ended December 31, 2010.   The Texas patent enforcement actions accounted for approximately 81% and 81%, and the New York litigation matter accounted for approximately 2% and 2% of the spending for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which the Company is involved are summarized below.

Wi-LAN Inc. 2010 Annual Report	17

MD&A

In certain of its Texas patent infringement litigations more fully described below, WiLAN is represented by the law firm of McKool Smith (“McKools”). Pursuant to WiLAN’s engagement with McKools, if WiLAN and McKools collectively agree to certain discounts on any portion of McKools’ fees, the amount of those discounts will be reserved and form the basis for a minimum success fee.  If the proceeds from the litigations in which McKools represents WiLAN exceed a base amount, WiLAN may have to pay a minimum success fee to McKools. The minimum success fee is comprised of total litigation proceeds received divided by the base amount multiplied by amounts reserved.  As at December 31, 2010, the minimum success fee is not yet determinable because the total litigation proceeds have not yet been determined. The minimum success fee will be a function of the total litigation proceeds received and it is reasonable to conclude that the greater the total litigation proceeds, the greater the success fee will be. As a December 31, 2010, the Company had $5,000 in the reserve. To date, no amounts have been accrued with respect to the minimum success fee, however this could be material in fiscal 2011 or future years given the number of significant licensing agreements signed subsequent to fiscal 2010.

In September 2002, WiLAN, its former Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. WiLAN is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

In August 2009, the Company’s wholly-owned subsidiary WiLAN V-Chip Corp. filed suit in the Superior Court of the Province of Ontario against Apex Digital Inc. with respect to unpaid licensing royalties estimated at over US$1,800 for devices containing or utilizing V-chip technology and manufactured and/or sold by Apex in the United States. Apex filed its defense on September 25, 2009.  On March 11, 2010, WiLAN obtained summary judgment against Apex in the amount of approximately $1,180 and reached a settlement on all matters with Apex on March 30, 2010. In August 2010, Apex filed for bankruptcy protection in the US; as a result, at this time it is unclear as to whether or not the Company will recover the summary judgment amount owed to it by Apex. The Company has only recognized as revenue actual amounts received to date and, therefore, does not have any uncollected amounts outstanding.
WiLAN is currently involved in litigation with D-Link Systems, Inc. (“D-Link”) and D-Link Canada Inc. (“D-Link Canada”) in the Federal Court of Canada concerning the alleged infringement by D-Link and D-Link Canada of Canadian patent No. 2,064,975. This litigation is in its early stages. The Federal Court of Canada ordered that the Company’s claim for punitive damages be struck from its statement of claim in December 2006. D-Link and D-Link Canada filed a statement of defence and counterclaim against WiLAN in April 2007 and, following certain procedural matters, D-Link and D-Link Canada filed amended statements of defence and counterclaims in December 2007, to which the Company filed its reply and statement of defence in February 2008, following which D-Link and D-Link Canada have filed a reply.  WiLAN continues to proceed with this litigation.

In October 2007, the Company filed claims against 22 major companies including Acer Inc. (“Acer”), Apple Inc., Best Buy Co. Inc., Circuit City Stores, Inc., Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel Corporation (“Intel”), Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in two separate actions (the “Laptop and Router Cases”) in the US District Court for the Eastern District of Texas (the “EDTX Court”). WiLAN claimed that these companies infringed WiLAN’s US patent numbers 5,282,222 (the “222 patent”), RE37,802 (the “802 patent”) and 5,956,323 (the “323 patent”) by making and/or selling various products including wireless routers, modems and personal computers that use technology derived from these patents which relate to Wi-Fi and power consumption in DSL products. In October 2008, the Company amended its complaints to include claims against the defendants for products that utilize Bluetooth technologies and to assert the Company’s US patent number 6,549,759 (the “759 patent”) against these defendants. The Laptop and Router Cases have been or are in the process of being settled by WiLAN against all defendants.

On June 20, 2008, WiLAN announced that it had filed claims against Research In Motion Corporation, Research In Motion, Ltd., Motorola, Inc., and UTStarcom, Inc. in the Handset Case in the EDTX Court (the “Handset Case”). The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. WiLAN added LG Electronics, Inc. (“LG”), LG Electronics Mobilecomm U.S.A., Inc. and Personal Communications Devices LLC (“PCD”) as defendants in the Handset Case since it was initiated. A claims construction hearing in this action involving the 222 patent and the 802 patent was held on March 11, 2010. Overall, the Company was pleased with the EDTX Court’s ruling in this claims construction hearing and believes that, based on the EDTX Court’s constructions, WiLAN will be able to demonstrate infringement of Wi-Fi and CDMA products including mobile handheld devices. On October 19, 2010, the EDTX Court ordered that the trial in this action be continued to May 2, 2011, following which the parties are to be ready to commence trial on 60 days notice. The Handset Case has been settled against all defendants other than PCD.

Wi-LAN Inc. 2010 Annual Report	18

MD&A

Intel filed a complaint in the US District Court for the Northern District of California (the “NDCAL Court”) in September 2008, seeking a declaratory judgment that 18 of WiLAN’s US patents are invalid. In January 2011, the Company settled all litigation against Intel including this action.

On December 28, 2009, Calix Networks, Inc. (“Calix”) filed a complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 323 patent and the Company’s US patent number 6,763,019. On September 29, 2010, WiLAN filed an answer to the Calix complaint in the NDCAL Court. This action is currently continuing through an expedited discovery phase and a “claims construction” hearing is currently expected to take place in August 2011.

On January 10, 2010, the Company commenced an action against LG and LG Electronics U.S.A., Inc. (collectively, “LGE”) in the US District Court for the Southern District of New York (the “SDNY Court”) (the “V-Chip Case”). WiLAN has claimed that LGE has breached its contract with the Company and infringed WiLAN’s US patent number 5,828,402 (the “402 patent”) with respect to televisions sold by LGE in the United States. On April 15, 2010, LGE filed a motion to stay this action pending an ex parte re-examination of the 402 patent before the United States Patents and Trademarks Office (the “USPTO”), which motion was denied on May 21, 2010. This action is currently continuing through an expedited discovery phase.

On April 8, 2010, WiLAN announced that it had filed claims against 19 major companies including Acer, Apple Inc., Atheros, Broadcom Corporation (“Broadcom”), Dell Inc., Gateway Inc., Hewlett-Packard Company, Intel, Marvell Semiconductor, Inc. (“Marvell”), Sony Corporation, Texas Instruments Incorporated and Toshiba Corporation in the EDTX Court (the “Bluetooth Case”). The Company has claimed that these companies have infringed and continue to infringe the Company’s US patent number 5,515,369 (the “369 patent”) by making and/or selling various products that use technology derived from this patent relating to Bluetooth technology. In June 2010, WiLAN added AliphCom, CSR plc and SiRF Technology, Inc. as defendants to this action. The Company has settled the Bluetooth Case as against all defendants except Texas Instruments Incorporated and Aliphcom.

On July 1, 2010, AliphCom filed an amended complaint in the NDCAL Court for declaratory relief against WiLAN regarding the 369 patent and the 759 patent. On July 28, 2010, the Company moved to have this action dismissed for lack of personal jurisdiction (which motion was withdrawn on October 5, 2010) and/or to transfer this action to the EDTX Court, which motion was granted by the NDCAL Court on November 10, 2010 and upheld by the US Court of Appeal for the Federal Circuit on February 9, 2011. This case is now effectively terminated and Aliphcom is subject to the Bluetooth Case.

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent USA Inc., Ericsson Inc., Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent numbers 6,088,326, 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. On December 23, 2010, WiLAN announced that it had settled all wireless patent litigation against LGE including this action. Answers from the remaining defendants in this action were delivered in January 2011 and the Company expects to file and serve responses in due course. The Company is not represented by McKools and therefore is not subject to the minimum success fee as described above.

On November 19, 2010, WiLAN filed claims against three major companies including Comcast Corporation, Time Warner Cable, Inc. and Charter Communications in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe its US patent number 5,761,602 by offering for sale, selling, operating, advertising and marketing cable systems and cable modem products that use technology derived from this patent. WiLAN expects answers from the defendants in this action to be filed and served in due course.

On February 2, 2011, the Company filed claims against HTC in the EDTX Court. WiLAN claimed that HTC has infringed and continues to infringe the 222 patent and the 802 patent by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA.

Wi-LAN Inc. 2010 Annual Report	19

MD&A

On December 24, 2009, a law firm filed a request for ex parte re-examination at the USPTO in respect of the 402 patent. The Company does not know the identity of the real party in interest who made this re-examination request. On March 2, 2010, the USPTO granted this request and issued an office action on August 4, 2010 relating to this request. On October 29, 2010, WiLAN filed an amendment/response to this re-examination request which included 49 new patent claims under the 402 patent. The Company expects this re-examination process could continue for approximately 18 to 24 months. The 402 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 21, 2010, Broadcom and Intel filed a request for inter parties re-examination at the USPTO in respect of WiLAN’s 759 patent. On February 26, 2010, the USPTO granted this request and also issued its first office action rejecting the claims of this patent, which is the typical first step in an inter parties re-examination process. On May 17, 2010, the Company filed an amendment/response to this re-examination request which included 127 new patent claims under the 759 patent. WiLAN expects this re-examination process could continue for approximately 18 to 24 months. The 759 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted. In January 2011, the Company announced that it settled all litigation against Broadcom and Intel, in accordance with which, Broadcom and Intel have each withdrawn from their respective involvement in this re-examination.

Given the number of patents WiLAN currently owns and WiLAN’s strategy to continually acquire additional patents, it is unlikely that a declaration that a particular patent is not, or that a particular patent’s claims  are not, infringed vis-à-vis a particular claimant could have such a significant effect on WiLAN’s future cash flows that WiLAN would require an impairment charge. No such decision has been rendered in the Company’s history to date.

Research and development expense
	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Research and development	$3,773	$4,084	$3,338
Percent of revenue	7%	12%	10%
Decrease from fourteen months ended December 31, 2010	(8%)
Increase from twelve months ended October 31, 2009	13%

The Company designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since its inception in the early 1990s until 2006. Over the course of the Company’s history, its strength has been its ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements.  Today, the Company is focusing its research and development (“R&D”) efforts on advanced wireless technologies and, in particular, on technologies applicable to the use of whitespace frequencies (those previously occupied by analog television broadcast signals) for broadband access.  These efforts have fostered inventions that form the basis of a number of new patent applications for the Company.  The costs associated with these efforts, principally staff costs and certain external consultants, are classified as R&D.

The Company also considers the expenses related to the management of its patent portfolio as R&D costs as they directly relate to the single most important asset, the patents.  The management of the portfolio involves filing patent applications, prosecuting patent applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and depth of the patent portfolio.

For the twelve months ended December 31, 2010, R&D expenses were $3,773 compared to $4,084 and $3,338 for the fourteen months ended December 31, 2009 and twelve months ended December 31, 2009, respectively. The decrease in spending for the twelve months ended December 31, 2010, is primarily attributable to the incremental two months of spending for the fourteen months ended December 31, 2009. The increase in spending for the twelve months ended December 31, 2010 as compared to the twelve months ended October 31, 2010 is a result of the significant growth in the patent portfolio.

Wi-LAN Inc. 2010 Annual Report	20

MD&A

General and administrative expense
	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

General and administrative	$7,195	$6,097	$5,277
Percent of revenue	14%	17%	15%
Increase from fourteen months ended December 31, 2010	18%
Increase from twelve months ended October 31, 2009	36%

General and administrative (“G&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, communications and information technology and all costs associated with being a public company. For the twelve months ended December 31, 2010, these expenses amounted to $7,195 or 14% of revenues as compared to $6,097 or 17% of revenue and $5,277 or 15% of revenue for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.  For the twelve months ended December 31, 2010, G&A expenses included a foreign exchange loss of $257. For the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, G&A expenses included a foreign exchange gain of $1,066 and $840, respectively. The foreign exchange loss was a result of the impact of an increase in the value of the Canadian dollar relative to the US dollar throughout the reporting periods on the Company’s US dollar denominated working capital balances partially offset by realized gains on the settlement of foreign exchange contracts to sell US dollars for Canadian dollars.  The foreign exchange gains were a result of the impact of a decrease in the value of the Canadian dollar relative to the US dollar throughout the reporting periods on the Company’s US dollar denominated working capital balances and realized gains on the settlement of foreign exchange contracts to sell US dollars for Canadian dollars.

Excluding the foreign exchange gains/losses, G&A expenses for the twelve months ended December 31, 2010 were $6,938 or 14% of revenue, as compared to $7,163 or 20% of revenue and $6,117 or 18% of revenue for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively. The decrease in spending for the twelve months ended December 31, 2010 as compared to the fourteen month period ended December 31, 2010, is primarily attributable to the incremental two months of spending incurred in fiscal 2009. The increase in expenses for the twelve months ended December 31, 2010 as compared to the twelve months ended October 31, 2009 is primarily attributable to the increase in value of the outstanding restricted share units and deferred share units (which are directly tied to share price) as a result of the increase in the share price from $2.63 on December 31, 2009 to $6.40 on December 31, 2010, and commissions (directly related to revenues).

Other than executive compensation tied to commissions, restricted share units, and deferred share units, management does not expect these costs to increase substantially in the foreseeable future as all principal roles are presently staffed, facilities are sufficient and administrative activities for the twelve months ended December 31, 2010 are believed to be comparable to those expected in the foreseeable future.

Stock-based compensation expense
	Twelve months ended	Fourteen months ended	Twelve m onths ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Stock-based compensation	$1,893	$3,024	$1,974
Percent of revenue	4%	9%	6%
Decrease from fourteen months ended December 31, 2010	(37%)
Decrease from twelve months ended October 31, 2009	(4%)

Stock-based compensation expense relates to options granted under the Company’s share option plan.  The Company recorded an expense of $1,893 for the twelve months ended December 31, 2010 as compared to $3,024 for the fourteen months ended December 31, 2009 and $1,974 for the twelve months ended October 31, 2009.

Wi-LAN Inc. 2010 Annual Report	21

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During the twelve months ended December 31, 2010, the Company issued 2,487,990 common shares pursuant to the exercise of options for proceeds totaling $4,205, and 74,800 common shares under the Employee Share Purchase Plan for proceeds totaling $154.

During the twelve months ended December 31, 2010, the Company granted 1,861,222 options, under its share option plan, at exercise prices ranging from $3.12 to $4.63. The options have a five year life and vest over three years.

During the twelve months ended December 31, 2010, 375,913 options were forfeited as the related to former employees.

Depreciation and amortization expense
	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Depreciation & amortization	$21,421	$20,310	$17,306
Percent of revenue	42%	57%	49%
Increase from fourteen months ended December 31, 2010	5%
Increase from twelve months ended October 31, 2009	24%

Depreciation and amortization expense represents the charge related to acquired patents and capital equipment. The Company recorded $21,421 in depreciation and amortization for the twelve months ended December 31, 2010 as compared to $20,310 for the fourteen months ended December 31, 2009 and $17,306 for the twelve months ended October 31, 2009.  The increase in absolute dollars is a result of the acquisitions completed during fiscal 2009 during which the Company acquired patents with a cost of $28,900.

A key element of the Company’s strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through business partnerships with patent owners that may be accounted for as acquisitions.  Any further acquisitions will increase this depreciation and amortization expense from its current levels.  The Company has acquired $179,000 in patents since November 1, 2006.

Restructuring charges
During July 2010, the Company announced it would be undertaking a workforce reduction which resulted in a restructuring charge of $755 for severance, benefits and other costs associated with the termination of certain employees. Payment of workforce reduction liabilities is expected to be complete by the first quarter of fiscal 2011.

The following table summarizes details of the Company’s restructuring charges and related reserves:

	Workforce	Assets
Description	Reduction	Written off	Total

Charges	$720	$35	$755
Cash payments	(597)	-	(597)
Balance of provision as at December 31, 2010	$123	$35	$158

Other items affecting Net Earnings/Loss
Investment income recorded by the Company for the twelve months ended December 31, 2010 was $702 as compared to $2,710 and $2,549 for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively.  The decline in investment income is attributable to 1) a particular corporate initiative pursuant to which the Company undertook to acquire certain marketable securities with an average cost of $1,600 which were subsequently sold for gross proceeds of approximately $3,000 resulting in a gain of approximately $1,400 being realized in the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009 and; 2) the lower overall yields available on the Company’s short-term investments.

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Income tax expense for the twelve months ended December 31, 2010 was $3,136 as compared to an income tax recovery of $19,104 and $19,273 for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, respectively. Income tax expense for the twelve months ended December 31, 2010 consists of foreign taxes withheld for royalty and brokerage revenues received from companies in foreign tax jurisdictions for which there is no treaty relief. The income tax recovery for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009, was net of $2,632 and $2,462, respectively, for foreign taxes withheld on royalty revenues received from companies in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the twelve months ended December 31, 2010 was 6.0% of revenue as compared to 7.0% of revenues for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009.

	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Current income tax expense	$3,136	$2,632	$2,462
Future income tax recovery	-	(21,736)	(21,735)
Net income tax expense (recovery)	$3,136	$(19,104)	$(19,273)

As at December 31, 2010, the Company had unrecognized future tax assets of approximately $14,537 available to reduce future taxes payable.  In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The realization of future income tax assets is dependent upon items such as the expectations of future taxable income and tax planning opportunities which are examined periodically as events and circumstances dictate.

On October 1, 2009, the Company completed a vertical, “short-form” amalgamation with certain of its wholly-owned subsidiaries including Wi-LAN V-Chip Corp. (“WiLAN V-Chip”).  WiLAN V-Chip was the corporate entity that arose from the acquisition of Tri-Vision International (“Tri-Vision”) in 2007.  Since the Company’s acquisition of Tri-Vision, WiLAN V-Chip maintained a significant deferred tax liability resulting from the excess of the accounting value of Tri-Vision’s patents over the tax value of those patents.  As a result of the October 1, 2009 amalgamation, all of the Company’s tax assets and liabilities were held solely within WiLAN.  Accordingly, the deferred tax liability previously recorded was offset against deferred tax assets previously unrecorded.  The net effect was to reverse the deferred tax liability and record a one-time recovery of $19,638.  This one-time recovery of $19,638 contributed to the significant income tax recovery recorded in the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009.

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Summary of quarterly performance

Wi-LAN Inc. 2010 Annual Report	24

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	Three months	Three months
	ended	ended	Three	Three
	December 31,	September 30,	months ended	months ended
Thousands of Canadian dollars except per share amounts	2010	2010	June 30, 2010	March 31, 2010

Revenues	$11,194	$11,258	$11,810	$16,463

Net and comprehensive earnings (loss)	$(11,206)	$(6,216)	$(5,871)	$1,141

Earnings (loss) per share

Basic	$(0.11)	$(0.06)	$(0.06)	$0.01
Diluted	$(0.11)	$(0.06)	$(0.06)	$0.01

Adjusted earnings (loss)	$(4,811)	$979	$1,155	$7,730

Adjusted earnings (loss) per share
Basic	$(0.05)	$0.01	$0.01	$0.08
Diluted	$(0.05)	$0.01	$0.01	$0.07

Weighted average number of common shares

Basic	104,877,986	103,334,579	102,792,049	102,122,809
Diluted	104,877,986	103,334,579	102,792,049	103,603,458

	Two months				Three
	ended	Three months	Three	Three months	months ended
	December 31,	ended October	months ended	ended April 30,	January 31,
Thousands of Canadian dollars except per share amounts	2009	31, 2009	July 31, 2009	2009	2009

Revenues	$374	$9,081	$9,636	$10,012	$6,322

Net and comprehensive earnings (loss)	$(11,954)	$16,466	$(1,316)	$(1,029)	$(3,835)

Earnings (loss)per share
Basic	$(0.12)	$0.16	$(0.01)	$(0.01)	$(0.04)
Diluted	$(0.12)	$0.16	$(0.01)	$(0.01)	$(0.04)

Adjusted earnings (loss)	$(7,757)	$2,728	$3,482	$3,275	$808

Adjusted earnings (loss) per share

Basic	$(0.08)	$0.03	$0.04	$0.04	$0.01
Diluted	$(0.08)	$0.03	$0.04	$0.04	$0.01

Weighted average number of common shares
Basic	101,854,048	101,777,058	94,375,558	92,837,506	92,993,318
Diluted	101,854,048	102,853,902	94,375,558	92,837,506	92,993,318

Wi-LAN Inc. 2010 Annual Report	25

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CAPITAL AND LIQUIDITY

Cash, cash equivalents, short-term investments and marketable securities amounted to $109,015 at December 31, 2010 representing an increase of $14,227 from the $94,788 held at December 31, 2009.  The Company tracks “Adjusted Free Cash Flows” a non-GAAP financial measure, which is noted in the table below:

	Twelve months ended	Fourteen months ended	Twelve months ended
	December 31, 2010	December 31, 2009	October 31, 2009
	$000's	$000's	$000's

Adjusted Free Cash Flow
Cash generated from operations	$5,332	$85	$7,226
Common shares repurchased in Normal Course Issuer Bid	-	945	945
Purchase of furniture and equipment	(445)	(319)	(305)
	$4,887	$711	$7,866

“Adjusted Free Cash Flow” represents an indication of the Company’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures, and adds back amounts expended on various share repurchase programs. Management believes this is a representative measure of the cash flows generated by the Company, after normal capital expenditure programs that are available for investment in growth or return to shareholders.  It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. In the twelve months ended December 31, 2010, the Company generated an “Adjusted Free Cash Flow” of $4,887 as compared to a generation for the fourteen months ended December 31, 2009 and twelve months ended October 31, 2009 of $711 and $7,866, respectively.  The decrease as compared to the fourteen month period ended December 31, 2009 is principally attributable to an increase in net and comprehensive loss.  The decrease as compared to the twelve month period ended October 31, 2009 is principally attributable to the completion of the Normal Course Issuer Bid on April, 10, 2009. From these funds, for the twelve month period ended December 31, 2010, the Company acquired patents with a value of $5,178, paid $8,081 of deferred financing pertaining to patents acquired in fiscal 2009 and returned $4,886 to shareholders in the form of dividends.

At December 31, 2010, the Company had working capital of $99,713 and no long-term debt.

The Company has a revolving credit facility available in the amount of $8,000 or the equivalent in United States Dollars (“USD”) for general corporate purposes and a further $2,000 for foreign exchange facility. Canadian or USD amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company and its subsidiaries’ cash and cash equivalents, receivables and, present and future personal property. As at December 31, 2010, the Company had no borrowings under this facility.

The Company plans to use its cash resources to fund its operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit the Company’s strategic direction in communications and consumer electronics markets.

The Company’s ability to generate cash from operations going forward is based on collecting royalties under its signed licenses’ and additional licensing of its patent portfolio to companies around the world who sell equipment in the consumer electronics and other markets. It is difficult to predict the timing and nature of future licenses.

The Company plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its patent portfolio and, if desirable based on market conditions, by selling common shares to the public.

OUTSTANDING COMMON SHARE DATA
The Company is authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at December 31, 2010, there were 109,722,975 common shares and no special or preferred shares issued and outstanding. The Company also maintains a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, the Company can issue a maximum of 10% of its issued and outstanding Common Shares from time to time which was, as at December 31, 2010, 10,972,298 shares combined.  As at December 31, 2010, the Company has 6,843,217 Stock Options outstanding and 68,809 Deferred Stock Units outstanding.

Wi-LAN Inc. 2010 Annual Report	26

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FINANCIAL INSTRUMENTS
Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities and may include forward foreign exchange contracts. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents. The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of U.S. dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore, as required under CICA Handbook Section 3865, these contracts must be designated as “held for trading” on the balance sheet and fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss in the consolidated statement of operations and retained deficit.

Credit risk
Credit risk is the risk of financial loss to the Company if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable.

The Company’s cash and cash equivalents and short-term investments consist primarily of deposit investments that are held only with chartered Canadian financial institutions and are not considered a material credit risk to the Company.
The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are, for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Japan, Taiwan, Korea and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees, the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is currently a significant credit risk arising from any of the Company's licenses for which revenue has been recognized. Should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2010, two licensees’ accounted for 10% or more of total accounts receivable (December 31, 2009 – four licensees).

Financial assets past due
The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2010 and, December 31, 2009:

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	As at	As at
	December 31, 2010	December 31, 2009
	$000's	$000's

Not past due	$1,239	$104
Past due 1-30 days	797	68
Past due 31-60 days	10	31
Past due 61-90 days	43	3
Over 91 days past due	142	708
Less allowance for doubtful accounts	(5)	(429)
Total accounts receivable	$2,226	$485

The accounts receivable has increased approximately $1,741 over the comparable period principally as a result of extended credit terms afforded a number of new licensees in the quarter.  The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at the date of this report, March 1, 2011, approximately $778 of past due amounts have been collected. None of the remaining amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance, after giving effect to the allowance for doubtful accounts as discussed below, is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2010, the Company had a provision for doubtful accounts of $5 (December 31, 2009 - $429) which was made against accounts receivable which are in excess of three months past due and where collection efforts to date have been unsuccessful.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2010, the Company has cash and cash equivalents, and short-term investments  of $109,015, credit facilities of $8,000 and accounts receivable of $2,226 with which to meet its obligations.

Market risk
Market risk is the risk to the Company that the fair value of future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only places deposits with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk
The Company generates revenues primarily in U.S. dollars and incurs expenditures primarily in Canadian and U.S. dollars and, therefore, is exposed to risk from changes in foreign currency rates. Excess U.S. dollar balances are converted into Canadian dollars on a regular basis. The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of U.S. dollars. The Company does not use forward foreign exchange derivatives for speculative or trading purposes.

Wi-LAN Inc. 2010 Annual Report	28

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The forward foreign exchange contracts primarily require the Company to sell U.S. dollars for Canadian dollars at prescribed rates. The Company did not have any forward foreign exchange contracts at December 31, 2010.

For the twelve months ended December 31, 2010, the Company had revenues and expenses denominated in U.S. dollars of approximately $49,200 and $45,391 respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $3,809 and adversely effect net earnings of the Company.

At December 31, 2010, the Company had U.S. dollar denominated cash and cash equivalents, and accounts receivable balances of approximately $23,631 and $1,807 respectively, offset by accounts payable and accrued liabilities totaling approximately $6,747. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $18,691 and adversely effect net earnings of the Company.

A one cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive loss of $225.

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES
Critical accounting estimates are defined as estimates that are very important to the portrayal of WiLAN’s financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which WiLAN operates changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee of the Board.

Patents and Other Intangibles
WiLAN has acquired patents, license agreements and other intangible assets directly, through business acquisitions, or as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, the Company makes estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. The Company also makes estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from the portfolio. The portfolio as at December 31, 2010 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from six to fourteen years. If the Company’s basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from the portfolio are adversely affected by future events or circumstances, the Company will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

Income Taxes
In assessing the realizability of future tax assets and the application of the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which loss carry-forwards and temporary differences are deductible. The amount of the future tax asset considered realizable is based on management’s estimates of future taxable income by jurisdiction during the carry-forward period and also takes into consideration tax planning strategies that management intends to pursue. This assessment could change materially in the near term.

Wi-LAN Inc. 2010 Annual Report	29

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Stock Option Accounting
WiLAN estimates the fair value of options for financial reporting purposes using the Black-Scholes model, which requires a number of subjective assumptions, including the expected life of the option, risk-free interest rate, dividend rate and future volatility of the price of the Company’s common shares. The use of different subjective assumptions could materially affect the fair value estimate. The Company estimates the risk-free interest rate based on Government of Canada benchmark bonds. The Company bases its estimate of expected life of the option on an analysis of options exercised by its employees and the period over which the options can be exercised. WiLAN estimates the volatility of its share price based on the historical volatility and expected future volatility of the share price. The fair values of the options issued are being recognized as compensation expense over their applicable vesting periods.

Revenue Recognition
As the Company continues to develop and expand its revenue streams, it has implemented specific policies with respect to revenue recognition.

The Company licenses rights to its patent portfolio and recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from licensing arrangements with extended payment terms, where fees are fixed in one or more instalments of cash or in-kind property, such as patents and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Revenues from royalties based on the licensee’s sale of products incorporating or using the Company’s patents, often referred to as “running royalties,” are recognized based on royalties due to WiLAN as reported by licensees during the period.

The Company may sell patents within its portfolio and recognize revenue as brokerage revenues when it is earned (“Brokerage Arrangements”). The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from Brokerage Arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Goodwill
Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. The Company will also test goodwill for impairment more frequently if events or circumstances warrant.

WiLAN as a whole is considered one reporting unit. The Company estimates the value of its reporting unit based on market capitalization. If the Company determines that its carrying value exceeds its fair value, it would conduct the second step of the goodwill impairment test. The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to the Company’s other assets and liabilities) to the carrying amount of goodwill.
At December 31, 2010 and 2009, the fair value of the reporting unit exceeded its carrying value.  Accordingly, the Company determined that goodwill was not impaired and no further testing was performed.

DISCLOSURE CONTROLS AND PROCEDURES
In conformance with the Canadian Securities Administrators National Instrument 52-109, WiLAN has filed certificates signed by the President & Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010, and based on its evaluation has concluded that these are effective.

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The evaluation took into consideration the Company’s corporate disclosure policy and the functioning of its executive officers, Board of Directors and Board Committees. In addition, the evaluation covered the Company’s processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of WiLAN’s financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which WiLAN operates changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Management based its evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, concludes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS
There have been no changes in the Company’s “internal control over financial reporting” that occurred during the twelve month period ended December 31, 2010 that have materially affected or are reasonable likely to materially affect the internal control over financial reporting.

RECENT ACCOUNTING STANDARDS

Convergence with International Financial Reporting Standards (“IFRS”)
In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“IASB”). The transition date of January 1, 2011 will require the conversion, for comparative purposes, of WiLAN’s previously reported balance sheets as at December 31, 2009 and December 31, 2010 and the Company’s interim and annual consolidated statements of operations and retained deficit and cash flows from Canadian GAAP to an IFRS basis.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, WiLAN has established an implementation team, which includes a project manager and management from all relevant departments. The Company has also engaged an external advisor to assist in the conversion to IFRS.

The conversion project consists of three phases:

Scoping and Diagnostic Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters and a high-level assessment of potential consequences for financial reporting, business processes, internal controls and information systems.

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Design and Development Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of conversion to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material and drafting IFRS financial statement content.

Implementation and Post-Implementation Review Phase – This phase involves embedding changes to systems, business processes and internal controls; determining the opening IFRS transition balance sheet and tax impacts; conducting parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This phase also involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

The Company has substantially completed the diagnostic phase and the design phase, and is continuing to develop solutions and execute its project implementation strategy. Initial training has been given to key employees, and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.

WiLAN continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company's consolidated financial statements can only be measured once all the applicable IFRS standards at the conversion date are known.

First-time adoption of IFRS
Most adjustments required on transition to IFRS will be made retrospectively as of the date of the first comparative balance sheet presented, which is January 1, 2010. IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The purpose of the election is to provide relief to companies and simplify the conversion process by not requiring them to recreate information that may not exist or may not have been collected at the inception of the transaction. We have analyzed the various exemptions available and are working towards implementing those most appropriate in our circumstances.  The most significant IFRS 1 exemptions which we expect to apply in preparation of our first consolidated financial statements under IFRS that could result in material impacts are summarized in the following table:

Exemption:	Application of exemption:
Business combinations	The Company has elected not to restate any business combinations that occurred prior to January 1, 2010
Depreciated historical cost as deemed cost for property, plant and equipment (IAS 16)	The Company has elected to use the depreciated historical cost at transition to value its property and equipment.
Amortized historical cost as deemed cost for intangible assets (IAS 38)	The Company will use the amortized historical cost at transition to value its intangible assets as the Company’s intangible assets.
Cumulative transaction differences (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)	The Company has elected to reset all cumulative translation gains and losses to zero in opening retained earnings at January 1, 2010, as a result of the change in functional currency.

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Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key Accounting Area:	Differences with Potential Impact to the Company:
Presentation of Financial Statements (IAS 1)	• Additional disclosures required in the notes to the financial statements.
Functional Currency (IAS 21, “The Effects of Changes in Foreign Exchange Rates”)
•  The determination of the functional currency under IFRS requires the application of a two step test which is different from Canadian GAAP
•  The Company has determined that, under the application of this section, there will be a difference between IFRS and Canadian GAAP in that the Company will operate under a United States functional currency.  The Company has determined the beginning of fiscal 2009 as the date of change. The Company will report its financial results in United States dollars after the transition date.
•  The Company’s exposure to foreign exchange risk will differ from that stated elsewhere in this MD&A in that fluctuations under United States dollars functional currency will relate to operating expenses not denominated in United States dollars, primarily consisting of employee compensation costs which are denominated in Canadian dollars.

Intangible Assets (IAS 38)	• Intangible assets to be amortized according to their useful lives determined in accordance with IFRS
Impairment of Assets (IAS 36)
•  Grouping of assets in cash-generating units (“CGU”) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash-flow method in a single-step approach
•  Goodwill is allocated to and tested in conjunction with its related CGU or group of CGUs
•  Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed
•  The Company has determined that it has one CGU for the purposes of impairment testing.

Income Taxes (IAS 12) (subject to adoption at transition of a revised IAS 12 standard)	• Recognition and measurement criteria for deferred tax assets and liabilities may differ
Share-Based Payments (IFRS 2)
•  Liabilities related to share-based payments made to employees that call for settlement in cash or other assets recognized at fair value at initial grant date and re-measured at fair value at the end of each subsequent reporting
•  Each installment is accounted for as a separate arrangement

Provisions and Contingencies (IAS 37)	• Different threshold used for recognition of a contingent liability could have an impact on the timing of when a provision may be recorded

This is not an exhaustive list of all the significant impacts on WiLAN that could occur during the conversion to IFRS.

The Company has successfully completed the required system changes and is now operating in United States functional currency.

The changeover was completed with minimal cost and no disruption to the business.

WiLAN's IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development or in light of new information or other external factors that could arise between now and when the changeover is completed.

Wi-LAN Inc. 2010 Annual Report	33

MD&A

RISK

RISK FACTORS
The following list of risk factors may not be exhaustive, as WiLAN operates in a rapidly changing business, and new risk factors emerge from time to time.  The Company cannot predict such risk factors, nor can WiLAN assess the impact, if any, of such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, the Company does not, nor should shareholders of WiLAN rely on forward-looking statements as a prediction of actual results. If any of the risks discussed in this MD&A actually occur, WiLAN’s business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of the Company’s securities could decline significantly and you may lose all or part of your investment.

Risks Related to WiLAN’s Business

Certain of WiLAN’s patents may be found to not be valid, enforceable and/or infringed by any specific third party.

There can be no certainty as to the validity and/or enforceability of any particular WiLAN patent and, even if any such patent is valid and enforceable, whether any specific third party infringes any such patent.  Furthermore, even if any specific patent of the Company is valid, enforceable and infringed by a specific third party, there can be no certainty as to whether WiLAN will be able to successfully license any such patent to that third party at all or on terms favourable to the Company, or successfully litigate against that third party.

WiLAN will be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.

WiLAN has been and continues to be involved in a number of court actions against certain companies it considers to be infringing certain of its patents, has been forced to defend the validity of certain of its patents against challenges from certain of these companies and may be forced to do so again from time to time both in actions started by the Company and in actions started by other parties.  WiLAN’s patent position is subject to interpretation and complex factual and legal issues that may give rise to uncertainty as to the applicability, validity, scope and enforceability of a particular patent.  Litigation can be costly and time-consuming, outcomes are uncertain and involvement in intellectual property litigation could result in significant expense adversely affecting the development of licensing of the challenged patents and diverting management’s efforts, whether or not such litigation is resolved in the Company’s favour.  Any failure by a court to confirm the applicability, enforceability and validity of WiLAN’s patents could materially adversely affect the Company.  Prolonged litigation could also delay the receipt of licensing revenues by the Company and deplete WiLAN’s financial resources.  It is difficult to predict the outcome of patent litigation at the trial level, specifically because it may be difficult for juries to understand complex patented technologies and, consequently, there is a higher rate of successful appeals in patent enforcement litigation than more customary commercial litigation.  Accordingly, there can be no assurance that any of the Company’s patents will be determined to be infringed by any party or will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others. Please see the discussion under the heading “Legal Proceedings” below.

Certain of WiLAN’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents.

Re-examination requests have been filed against certain of WiLAN’s patents in the USPTO with respect to certain key claims at issue in one or more of our litigation proceedings. Under a re-examination proceeding and upon completion of the proceeding, the USPTO may leave a patent in its present form, narrow the scope of the patent or cancel some or all of the claims of the patent. Although the Company has responded to the USPTO’s actions in regard to each of these patents and has the right to appeal any adverse rulings to the US Federal Court system, if any such adverse rulings are upheld on appeal and some or all of the claims of the key patents are cancelled, WiLAN’s business may be significantly harmed. In addition, defendants in the Company’s litigation proceedings may seek and may obtain orders to stay these proceedings based upon rejections of claims in the USPTO re-examinations and other courts could make findings adverse to WiLAN’s interests even if the USPTO actions are not final. If there is an adverse ruling in any re-examination proceeding relating to the validity or enforceability of any of WiLAN’s key patents, or if the USPTO limits the scope of the claims of any of WiLAN’s key patents, the Company could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to pay under their existing licenses could be significantly reduced. WiLAN cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. Furthermore, regardless of the merits of any re-examination, the continued maintenance of these administrative proceedings may result in substantial legal expenses and could divert management’s time and attention away from other business operations. Please see the discussion under the heading “Legal Proceedings” below.

Wi-LAN Inc. 2010 Annual Report	34

MD&A

Licensing WiLAN’s patents can take an extremely long time and may be subject to variable cycles.

Licensing WiLAN’s technologies is a long and complex process and may take months or even years.  Management spends a substantial amount of time educating potential licensees about the Company’s technologies.  Because the acquisition of a license to WiLAN’s technologies often represents a substantial investment, potential licensees may take a considerable period of time to evaluate the Company’s technologies, determine the size of their exposure to those technologies, and obtain the necessary expenditure authorizations and financing required to license WiLAN’s technologies.  The process of entering into a licensing agreement typically involves lengthy negotiations.  This process may be extended if the potential licensee is marketing the Company’s technologies as part of a larger project or system.  Because many licensees do not pay up-front fees and WiLAN cannot recognize related revenue until they have made payments, there may be significant delays of weeks or months between the time the Company licenses its technologies and the time the related revenue can be recognized.

In addition, WiLAN may spend a significant amount of time and money on a potential licensee that ultimately does not license its technologies.  Any delay in licensing the Company’s technologies could cause its operating results to vary significantly from any projected results.  Also, WiLAN may not be able to accurately predict sales by its licensees since they do not always provide information about the status of possible sales and other revenue opportunities with their customers.  Sales of products by licensees also depend on the timing of the roll-out of their own products and systems.  The Company has no control over the timing of licensees’ roll-outs, and may not be informed of when these roll-outs will occur.  WiLAN has been, in the past, and may, in the future, be required to offer favourable terms to certain licensees.  In certain cases, if future licensees are granted better terms than were granted to certain earlier licensees, the Company may be required to adjust such earlier licensees’ terms downwards. To date there have been no such circumstances, but there can be no guarantee that such a situation may not occur in the future.

Because of these factors and WiLAN’s limited revenue history, it is especially difficult to forecast the Company’s revenue and operating results.  WiLAN’s inability to accurately predict the timing and magnitude of revenues could cause a number of problems, including: (i) expending significant management efforts and incurring substantial expenses in a particular period that do not translate into signed licensing agreements during that period or at all; and (ii) having difficulty meeting the Company’s cash flow requirements and obtaining credit because of delays in receiving payment for licenses. The problems resulting from WiLAN’s lengthy and variable licensing cycle could impede its growth, harm its valuation and restrict its ability to take advantage of new opportunities.

WiLAN is currently reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of its patent portfolio to generate future revenues and increased cash flows.

WiLAN is currently reliant on licensing its patent portfolio to generate revenues and cash flows.  Although the Company has a number of existing licensing arrangements, there is no assurance that WiLAN will continue to receive material revenues from these licensing agreements or that the Company will enter into additional licensing agreements with any other licensees. If WiLAN fails to enter into additional licensing arrangements, the Company’s business, operational results and financial condition could be materially adversely affected.

Wi-LAN Inc. 2010 Annual Report	35

MD&A

Reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect WiLAN.

Many of WiLAN’s licensees and their respective customers are directly affected by economic and geopolitical conditions affecting the broader world markets.  Current and future conditions in the domestic and global economies remain uncertain.  A slowdown in spending by the Company’s licensees and/or their respective customers, coupled with existing economic and geopolitical uncertainties globally and in the communications and consumer electronics markets, may create uncertainty for market demand and may affect WiLAN’s revenues. It is difficult to estimate the level of growth for the economy as a whole and even more difficult to estimate growth in various parts of the economy, including the markets in which the Company’s licensees participate. Because all components of WiLAN’s budgeting and forecasting are dependent upon estimates of growth in the markets that the Company’s various licensees serve and demand for their respective products and services, economic uncertainties make it difficult to estimate future revenues and expenditures.  Downturns in the economy or geopolitical uncertainties may cause end-users to reduce their budgets or reduce or cancel orders for products from the WiLAN’s licensees which could have a material adverse impact on the Company’s business, operating results and financial condition.

Changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect WiLAN.

The ability of WiLAN to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Company under patent laws.  Changes in patent or other applicable laws in Canada, the United States or elsewhere, or in the interpretation or application of those laws by the courts could materially adversely affect WiLAN’s business and financial condition.

Fluctuations in foreign exchange rates impact and may continue to impact WiLAN’s revenues and operating expenses, potentially adversely affecting financial results.

A significant amount of WiLAN’s revenues and operating expenses are denominated in US dollars. Up to the period ended December 31, 2010, the Company reported its financial performance in Canadian dollars, but as of January 1, 2011, WiLAN has determined that its functional currency is the US dollar and, as such, on a go-forward basis, the Company will report its financial performance in US dollars. WiLAN’s operating results are subject to changes in the exchange rate of the US dollar relative to the Canadian dollar.  Any decrease in the value of the US dollar relative to the Canadian dollar will have an unfavourable impact on Canadian denominated operating expenses. WiLAN may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies.  To the extent that the Company engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

WiLAN will need to acquire or develop new patents to continue and grow its business.

All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed.  In order to be successful in the long term, WiLAN will have to continue to acquire or develop additional patents or acquire rights to license new patents, however, there can be no assurance that the Company will be able to do so.  If WiLAN fails to acquire or develop additional patents or to acquire rights to license new patents, the Company’s business, operational results and financial condition may be materially adversely affected.

WiLAN has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company.

WiLAN continually evaluates opportunities to acquire additional technologies or businesses.  The Company has no present binding commitments or agreements with respect to any such acquisition.  Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect WiLAN’s financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company’s earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company’s operations and products, diversion of management’s resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees.

Wi-LAN Inc. 2010 Annual Report	36

MD&A

WiLAN may require investment to translate its intellectual property position into sustainable profit in the market.

WiLAN’s future growth may depend on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents.  There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all.  Failure to obtain such financing could result in the delay or abandonment of some or all of WiLAN’s plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

The generation of future V-Chip revenues and the likelihood of WiLAN signing additional V-Chip licenses could be negatively impacted by changes in government regulation.

The success of WiLAN’s V-Chip technology is substantially dependent on the establishment and maintenance by certain governments, including the US federal government, of requirements mandating the adoption of rating systems compatible with the V-Chip technology and the encoding of such ratings in television signals and other broadcast mediums.  The failure of such governments to establish, maintain or significantly modify such requirements may have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

There can be no assurance as to the payment of future dividends.

On June 3, 2009, WiLAN announced that the Board had declared a cash dividend of $0.0125 per Common Share payable on August 5, 2009 to holders of record of Common Shares at the close of business on June 29, 2009. Similar dividends have been declared by the Board and paid by the Company each fiscal quarter since that date with the most recent such dividend having been declared in the amount of $0.025 per Common Share on March 1, 2011, which will be paid on April 6, 2011 to holders of record of Common Shares at the close of business on March 15, 2011. Future dividend payments will be subject to an ongoing evaluation and approval by the Board on a quarterly basis. The decision as to the amount and timing of future dividends paid by WiLAN, if any, will be made by the Board in light of the Company’s financial condition, capital requirements and growth plans, as well as other factors the Board may deem relevant, and there can be no assurance as to whether any such future dividends will be declared or, if declared, as to the amount and timing of the payment of any such future dividends.

WiLAN is dependent on its key officers and employees.

Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on WiLAN.

Risks Related to the Ownership of Common Shares

The price of the Common Shares is volatile and subject to market fluctuation.

The market price of the outstanding Common Shares has in the past been, and may in the future be, volatile.  A variety of events, including quarter-to-quarter variations in operating results, the timing of new licensing transactions, entering into or failing to enter into or renew licensing agreements, the outcomes of any litigation, the results of a government patent office review, news announcements by WiLAN, counterparties to the Company’s litigation or licensees, trading volumes, general market trends for telecommunications companies and other factors could result in wide fluctuations in the market price for Common Shares.

Wi-LAN Inc. 2010 Annual Report	37

MD&A

The market price of the Common Shares could decline as a result of future issuances of Common Shares.

The market price of the Common Shares could decline as a result of issuances by WiLAN or sales by its existing shareholders of Common Shares in the market, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

Wi-LAN Inc. 2010 Annual Report	38

MANAGEMENT’S REPORT

The consolidated financial statements and other financial information of WiLAN included in this annual report are the responsibility of the Company’s management and have been examined and approved by its Audit Committee and Board of Directors.  The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include amounts that are based on management’s best estimates using careful judgment.  The selection of accounting principles and methods is management’s responsibility.

To discharge its responsibility for financial reporting and the safeguarding of assets, the Company maintains internal control systems designed to provide reasonable assurances that financial information is reliable and accurate.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and establishes financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information such as the management’s discussion and analysis of financial condition and results of operations (“MD&A”) through its Audit Committee, which consists solely of outside directors.  The Audit Committee meets at least quarterly with management and annually with the independent directors to review performance and discuss audit, internal control, accounting policy and financial reporting matters.

PricewaterhouseCoopers LLP (“PwC”) have audited the financial statements in accordance with generally accepted auditing standards.  PwC are the external auditors who were appointed by the Company’s Board of Directors.

James D. Skippen	Shaun McEwan, CA
CEO	CFO

Wi-LAN Inc. 2010 Annual Report	39

AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc. as at December 31, 2010 and 2009 and its results of operations and cash flows for the twelve months ended December 31, 2010 and fourteen months ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
March 2, 2011
Ottawa, Ontario

Wi-LAN Inc. 2010 Annual Report	40

Audited Financial Statements

For the Twelve Month Period ended December 31, 2010 and the Fourteen Month Period ended December 31, 2009

Wi-LAN Inc. 2010 Annual Report	41

FINANCIAL STATEMENTS
Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(in thousands of Canadian dollars, except per share amounts)

	Twelve	Fourteen
	months ended	months ended
	December 31,	December 31,
	2010	2009

Revenues

Royalties	$46,895	$35,425
Brokerage	3,830	-
	$50,725	$35,425

Operating expenses
Patent licensing	5,606	4,143
Litigation	29,800	21,275
Research and development	3,773	4,084
General and administration	7,195	6,097
Unrealized foreign exchange gain	-	(26)
Stock-based compensation	1,893	3,024
Depreciation & amortization	21,421	20,310
Restructuring charges (Note 14)	755	-
Total operating expenses	70,443	58,907
Investment income	702	2,710
Loss before income taxes	(19,016)	(20,772)

Provision for income tax expense (recovery) (Note 3)
Current	3,136	2,632
Future	-	(21,736)
	3,136	(19,104)
Net and comprehensive loss	(22,152)	(1,668)

Deficit, beginning of period	(4,102)	(147,161)
Dividends	(6,193)	(2,434)
Reduction of stated capital	-	147,161
Deficit, end of period	$(32,447)	$(4,102)

Loss per share (Note 10 (g))

Basic	$(0.21)	$(0.02)
Diluted	$(0.21)	$(0.02)

Weighted average number of common shares
Basic	103,289,548	97,011,499
Diluted	103,289,548	97,011,499

Wi-LAN Inc. 2010 Annual Report	42

FINANCIAL STATEMENTS

Wi-LAN Inc.

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	December 31,	December 31,
As at	2010	2009
Assets

Current assets
Cash and cash equivalents	$82,190	$72,763
Short-term investments	26,825	22,025
Accounts receivable (Note 12)	2,226	485
Prepaid expenses and deposits	212	149
Assets held for sale (Note 6)	-	2,188
Current assets	111,453	97,610

Furniture and equipment, net (Note 7)	565	703
Patents and other intangibles, net (Note 8)	125,388	141,132
Goodwill	13,449	13,449
Assets	$250,855	$252,894

Liabilities and Shareholders' equity

Current liabilities

Accounts payable and accrued liabilities	$11,740	$11,774
Current liabilities	11,740	11,774

Liabilities	11,740	11,774

Commitments and contingencies (Note 13)

Shareholders' equity

Common shares (Note 10(c))	255,875	228,421
Contributed surplus (Note 10(d))	15,687	16,801
Deficit	(32,447)	(4,102)
Shareholders' equity	239,115	241,120
Liabilities and Shareholders' equity	$250,855	$252,894

On behalf of the Board:

Richard Shorkey	John Gillberry

Director	Director

Wi-LAN Inc. 2010 Annual Report	43

FINANCIAL STATEMENTS
Wi-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Twelve	Fourteen
	months ended	months ended
	December 31,	December 31,
	2010	2009

Cash generated from (used in)

Operations

Net and comprehensive loss	$(22,152)	$(1,668)
Non-cash items

Stock-based compensation	1,893	3,024
Depreciation & amortization	21,421	20,310
Provision for income tax recovery	-	(21,736)
Loss on disposal of assets	82	-
	1,244	(70)
Change in non-cash working capital balances

Accounts receivable	(1,741)	2,956
Prepaid expenses and deposits	(63)	(39)
Accounts payable and accrued liabilities	5,892	(2,762)
Cash generated from operations	5,332	85
Financing

Proceeds on sale of common shares, net	20,938	16,899
Common shares repurchased in Normal Course Issuer Bid	-	(944)
Dividends	(4,886)	(2,434)
Common shares issued for cash on the exercise of options	4,205	712
Common shares issued for cash from Employee Share Purchase Plan	154	118
Cash generated from financing	20,411	14,351
Investing

Sale (purchase) of short-term investments	(4,800)	40,654
Assets held for sale	2,188	41
Purchase of furniture and equipment	(445)	(319)
Purchase of patents	(13,259)	(20,817)
Cash (used in) generated from investing	(16,316)	19,559

Net cash and cash equivalents generated in the period	9,427	33,995
Cash and cash equivalents, beginning of period	72,763	38,768
Cash and cash equivalents, end of period	$82,190	$72,763

See accompanying notes to consolidated financial statements

Wi-LAN Inc. 2010 Annual Report	44

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS
Wi-LAN Inc. (“WiLAN”, or the “Company”) was continued under the Canada Business Corporations Act on August 7, 2007. The Company was previously incorporated under the Business Corporations Act (Alberta).

WiLAN develops, acquires, and licenses a range of intellectual property that drives products in communications and consumer electronics markets. The Company has licensed patents to companies that sell products utilizing the following technologies: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Mesh, multi-mode wireless, Bluetooth and V-Chip.

 On October 1, 2009, the Company amalgamated with its wholly-owned subsidiaries Wi-LAN V-Chip Corp. (“WiLAN V-Chip”), Wi-LAN Technologies Corporation and 7248091 Canada Inc. pursuant to a “vertical short-form” amalgamation under the provisions of the Canada Business Corporations Act. On June 4, 2009, the Company announced that it would change its fiscal year end from October 31 to December 31. This change was intended to provide better alignment with the royalty reporting periods of the Company's licensees and to better align with industry peers for comparison purposes. As a result, the Company included the period from November 1, 2009 to December 31, 2009 in its fourteen month fiscal period then ended.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All inter-company transactions and balances have been eliminated.

The significant accounting policies are summarized below:

Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Revenue Recognition
The Company licenses rights to its patent portfolio and recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from licensing arrangements with extended payment terms, where fees are fixed in one or more instalments of cash or in-kind property, such as patents and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.
Revenues from royalties based on the licensee’s sale of products incorporating or using the Company’s patents, often referred to as “running royalties,” are recognized based on royalties due to WiLAN as reported by licensees during the period.

The Company may sell patents within its portfolio and recognize revenue when it is earned (“Brokerage Arrangements”). The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenues from Brokerage Arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Wi-LAN Inc. 2010 Annual Report	45

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Stock-based Compensation
The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to contributed surplus in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to contributed surplus related to the options exercised.

Deferred Stock Units (“DSUs”)
The Company has a DSU plan for certain employees and directors. The Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)
The Company has a RSU plan for certain employees and directors and has granted RSUs pursuant to certain employment agreements and in exchange for surrendered stock options. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Income Taxes
The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The realization of future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.

Per Share Amounts
Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for calculation of diluted net earnings/loss per share.

Foreign Currency Translation

The Company’s functional currency is Canadian dollars; monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. The gains and losses resulting from the translation of these amounts have been reflected in net earnings/loss for the year. Non-monetary items and any related amortization of such items are measured at the rate of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses denominated in foreign currencies are translated at the relevant exchange rates prevailing during the year. Exchange gains and losses are included in net earnings/loss.

Financial Instruments
Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, accounts receivable and accounts payable and accrued liabilities and may include forward foreign exchange contracts. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.

The Company has made the following classifications of its financial instruments:

Wi-LAN Inc. 2010 Annual Report	46

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Cash and cash equivalents	Held for trading
Short-term investments	Held to maturity
Marketable securities	Held for trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Forward foreign exchange contracts	Held for trading

Held for Trading
Cash and cash equivalents and marketable securities “held for trading” are measured at fair value at the end of the period being reported on. Changes to fair value including interest earned, interest accrued, gains and losses on disposal and unrealized gains and losses are included in net earnings/loss.

The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of U.S. dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be designated as “held for trading” on the balance sheet and fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss.

Held to Maturity
Short-term investments “held to maturity” are accounted for at amortized cost using the effective interest rate method.

Loans and Receivables
Accounts receivable are designated as “loans and receivables” and are accounted for at amortized cost using the effective interest rate method. Subsequent measurement of accounts receivable is at amortized cost, less an allowance for doubtful accounts.

Other Financial Liabilities
Accounts payable and accrued liabilities are designated as “other financial liabilities” and are accounted for at amortized cost using the effective interest rate method.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Assets Held For Sale
Assets are reported as assets held for sale when management determines that the carrying amount will be recovered principally through a sale transaction, rather than through continuing use and liabilities related to assets held for sale are those that are directly associated with those assets that will be transferred in the transaction. Long-lived assets are recorded as assets held for sale at the lower of cost or fair value less costs to sell and are no longer amortized or depreciated.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Furniture and equipment	5 years
Leasehold improvements	term of the lease

Wi-LAN Inc. 2010 Annual Report	47

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The carrying value of furniture and equipment is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the furniture and equipment is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Patents and Other Intangibles
Patents and other intangibles are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Goodwill
Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and deficit.

Business Segment Information
The Company has one operating segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated.  All licenses are issued in Canada and therefore all revenues are attributed to Canada.

Wi-LAN Inc. 2010 Annual Report	48

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

3.	INCOME TAXES
A reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the consolidated statements of operations is as follows:

	2010	2009
Loss before income taxes	$(19,016)	$(20,772)
Expected income tax recovery at Canadian statutory income tax rate of 31.00% (2009 - 33.07%)	(5,895)	(6,869)
Permanent differences	76	695
Effect of change in tax rates on opening balance and changes to current year	634	(3,149)
Reversal of prior year foreign tax credits	4,394	-
Foreign withholding taxes paid	1,870	2,632
Expiring non-capital losses	-	1,635
Increase (decrease) in valuation allowance	2,057	(14,048)
Provision for income tax expense (recovery)	$3,136	$(19,104)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009
Tax loss carryforwards	$21,119	$14,550
Scientific research and experimental development (“SR&ED”) carryforwards	4,797	4,751
Harmonization asset	678	756
Share issue costs	615	684
Foreign tax credits	-	4,394
Accounts payable and other	9	10
Difference between tax and book value of capital assets	(12,681)	(12,665)
Total future income tax asset	14,537	12,480
Valuation allowance	(14,537)	(12,480)
Net future income tax asset	$-	$-

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses resulting in the release of the valuation allowance. The amount of the future income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period.

As at December 31, 2010, the Company had unused non-capital tax losses of approximately $66,846 (2009 - $41,947) and SR&ED expenditure pool totaling $18,570 (2009 - $17,780) that are due to expire as follows:

Wi-LAN Inc. 2010 Annual Report	49

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

	SR&ED
	Expenditure Pool	Tax Losses
2012		$293
2013		138
2014		5,825
2023		16,532
2024		703
2025		13,984
2026		441
2027		90
2029		3,857
2030		24,983
Indefinite	$18,570	-
	$18,570	$66,846

The Company also has investment tax credits of $5,786, that expire in various amounts from 2016 to 2029, and $25,619 of capital losses carried forward with no expiry date.

For the twelve months ended December 31, 2010, the Company incurred research and development (“R&D”) costs totaling $790 (2009 – $883) that it believes will qualify for SR&ED deductions and ITCs. R&D costs are comprised primarily of salaries and benefits.

In addition, the Company has approximately US$1,423 of net operating loss carry forwards available for US income tax purposes to reduce taxable income of future years.

4.	CREDIT FACILITIES
The Company has available a revolving credit facility in the amount of $8,000 or U.S. dollar equivalent and a further $2,000 for foreign exchange facility. Canadian or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or US Base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over the Company’s and its subsidiaries’ cash and cash equivalents, receivables and, present and future personal property. As at December 31, 2010, drawings against the line were nil.

5.	SHORT-TERM INVESTMENTS
Short-term investments are comprised of GICs issued by a Canadian chartered financial institution and acquired by the Company on various dates from March 15, 2010 to November 11, 2010. The GICs mature on various dates from March 17, 2011 to November 13, 2011 and pay interest at rates ranging from 0.30% to 1.40%.

6.	ASSETS HELD FOR SALE
The sale of the land and building was completed in April 2010.

Wi-LAN Inc. 2010 Annual Report	50

NOTES

7.	FURNITURE AND EQUIPMENT

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

		Accumulated	Net Book
	Cost	Depreciation	Value
As at December 31, 2010
Leasehold improvements	$437	$297	$140
Computer equipment and software	1,054	819	235
Furniture and equipment	596	406	190
	$2,087	$1,522	$565
As at December 31, 2009
Leasehold improvements	$434	$210	$224
Computer equipment and software	776	516	260
Furniture	468	249	219
	$1,678	$975	$703

The Company purchased furniture and equipment totaling $445 during 2010 (2009 - $319).

8.	PATENTS AND OTHER INTANGIBLES

		Accumulated	Net Book
	Cost	Amortization	Value
As at December 31, 2010
Patents	$191,435	$66,047	$125,388
Trademarks	-	-	-
	$191,435	$66,047	$125,388
As at December 31, 2009
Patents	$186,287	$45,170	$141,117
Trademarks	18	3	15
	$186,305	$45,173	$141,132

The Company purchased patents totaling $5,178 during 2010 (2009 - $28,900).

9.	GOODWILL
At December 31, 2010 and 2009, the fair value of the reporting unit exceeded its carrying value. Accordingly, the Company determined that goodwill was not impaired and no further testing was performed.

10.	SHARE CAPITAL
a)	Authorized
Unlimited number of no par value voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

Wi-LAN Inc. 2010 Annual Report	51

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding
The issued and outstanding common shares of the Company, along with equity instruments convertible into common shares, are as follows:

	As at December 31,	As at December 31,
	2010	2009
Common shares	109,722,975	102,043,885
Securities convertible into common shares
Options	6,843,217	7,845,898
Deferred stock units	68,809	26,657
	116,635,001	109,916,440

As at December 31, 2010, no preferred shares or special preferred shares were issued or outstanding (2009 – nil).

Wi-LAN Inc. 2010 Annual Report	52

NOTES
Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

c)	Common Shares

Common shares	Number	Amount
October 31, 2008	93,355,367	$362,041

Issued on sale of shares under Employee Share Purchase Plan	104,000	118
Exercise of options	706,601	712
Repurchased under normal course issuer bid	(668,600)	(944)
Issued on sale of shares in July 2009	8,800,000	16,899
Transfer to contributed surplus pursuant to acquisition of Tri-Vision	(253,483)	(1,295)
Reduction in stated capital	-	(147,161)
Transfer to contributed surplus pursuant to normal course issuer bid	-	(2,217)
Transfer from contributed surplus on options exercised	-	268
December 31, 2009	102,043,885	$228,421

Issued on sale of shares under Employee Share Purchase Plan	74,800	154
Exercise of options	2,487,990	4,205
Issued on sale of shares in December 2010	5,116,300	20,938
Transfer from contributed surplus on options exercised	-	2,157
December 31, 2010	109,722,975	$255,875

During fiscal 2010, 74,800 (2009 – 104,000) common shares were issued pursuant to the Employee Share Purchase Plan.

During fiscal 2010, 2,487,990 (2009 – 706,601) common shares were issued pursuant to the exercise of options.

In December 2010, the Company raised net cash proceeds of $20,938 (gross proceeds of $22,255) through the sale of 5,116,300 common shares offered by way of short form prospectus. The financing was priced at $4.35 per common share.

During fiscal 2010, the Company paid three quarterly cash dividends and one special cash dividend totaling $4,886 (2009 – $2,434). The dividend rate for the quarterly cash dividends was $0.0125 per common share and the special dividend was $0.01 per common share.

d)  Stock Options
WiLAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the Toronto Stock Exchange. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 246,348 and under the Employee Purchase Plan limited to 360,800. In addition, 850,000 options granted to the CEO on joining the Company in May 2006 are treated as “inducement options” for the purposes of the Toronto Stock Exchange and are excluded from the 10% cap. All “inducement options” have been exercised as at December 31, 2010.

Wi-LAN Inc. 2010 Annual Report	53

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The options vest at various times ranging from immediate vesting on grant to vesting over a four-year period. Options generally have a five-year life.

Option activity for the twelve months ending December 31, 2010 and fourteen months ending December 31, 2009 was as follows:

		Price per Share			Exercisable Options
	Number of			Weighted		Weighted
	Options	Price Range		Average	Number	Average
October 31, 2008	5,518,499	$0.70	$6.34	$1.96	2,778,460	$1.93

Granted	3,320,500	1.42	2.53	2.18
Exercised	(706,601)	0.70	2.13	1.00
Forfeited	(286,500)	1.45	6.34	2.41
December 31, 2009	7,845,898	$0.70	$6.34	$2.12	4,011,929	$2.08

Granted	1,861,222	3.12	4.63	4.31
Exercised	(2,487,990)	0.70	3.28	1.69
Forfeited	(375,913)	1.85	3.28	2.23
December 31, 2010	6,843,217	$0.70	$4.63	$2.87	3,185,513	$2.49

The Company uses the Black-Scholes model for estimating the fair value of options granted, using the following weighted average assumptions:

	2010	2009
Risk free interest rate	2.1%	1.6%
Volatility	57%	73%
Expected option life (in years)	3.0	3.0
Dividend yield	1.1%	0.5%

The weighted average fair value per option granted during fiscal 2010 is $1.69 (2009 - $1.07).

Wi-LAN Inc. 2010 Annual Report	54

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

Details of the outstanding options at December 31, 2010 are as follows:

			Remaining
		Outstanding	Term of		Exercisable Options
Range of Exercise		Options at	Options in	Weighted	at December 31,	Weighted
Prices		December 31, 2010	Years	Average	2010	Average
$0.70	$1.00	300,000	0.30	$0.72	300,000	$0.72
1.01	2.00	1,818,494	2.75	1.75	657,854	1.66
2.01	3.00	2,468,501	3.61	2.59	1,832,659	2.64
3.01	4.00	242,822	4.04	3.35	100,000	3.28
4.01	5.62	2,013,400	5.26	4.47	295,000	5.00
$0.70	$5.62	6,843,217	3.74	$2.87	3,185,513	$2.49

The Company has recorded total stock-based compensation expense of $1,893 (2009 - $3,024) for fiscal 2010. Contributed surplus has been increased by the amount of the stock-based compensation expense.

The Company transferred $2,157 from contributed surplus to capital stock for the options exercised in fiscal 2010 (2009 – $267).

During fiscal 2010, pursuant to the Option Plan, the Company granted 1,861,222 options at various exercise prices ranging from $3.12 to $4.63. The options have a five-year life and vest over periods ranging from three to four years.

During the year ended October 31, 2008, 1,200,000 options were surrendered. On October 16, 2008, the Company’s Board of Directors approved the issue of RSUs in exchange for options at the discretion of the Company’s employees. Under this arrangement, a total of 1,200,000 options were surrendered in exchange for 300,000 RSUs that were issued immediately following year-end. The surrender of these options and the subsequent issue of RSUs has been accounted for as a modification of the options surrendered resulting in $108, representing the earned portion of the RSU liability, being reclassified from contributed surplus to accounts payable and accrued liabilities. Accordingly, the previously unrecognized compensation expense related to the surrendered options of $1,154 will be charged to earnings over the life of the RSUs. Any increase in the value of the RSUs above the original fair value of the options surrendered will also be charged to earnings over the life of the RSUs. As the RSUs issued must be settled in cash, they have been recorded as a liability and will be re-measured on each balance sheet date based on the trading price of the Company’s common shares. RSUs outstanding as at December 31, 2010 were 87,917 (2009 – 175,832). The liability recorded in respect of these outstanding RSUs was $563 as at December 31, 2010 (2009 - $148). During fiscal 2010, 91,246 RSUs were settled.

During the year ended December 31, 2010, 375,913 options were forfeited as they related to former employees.

e)	DSUs
The Company has a DSU plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares, at the Company’s option. The Company has settled DSUs in shares since April 20, 2006.

DSUs issued and outstanding as at December 31, 2010 were 68,808 (2009 – 26,657). The liability recorded in respect of the outstanding DSUs was $440 as at December 31, 2010 (2009 - $70).

Wi-LAN Inc. 2010 Annual Report	55

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

f)	RSUs
The Company implemented a RSU plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of the Company’s common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During fiscal 2010 the Company issued 496,110 (2009 – nil) RSUs.

RSUs outstanding as at December 31, 2010 were 462,120 (2009 – 3,332). During fiscal 2010, 3,332 RSUs were settled and 33,990 were cancelled. The cancelled RSUs related to former employees.

g)	Per Share Amounts
The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per share (“EPS”) computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	2010	2009
Basic weighted average common shares outstanding	103,289,548	97,011,499
Effect of options	-	-
Diluted weighted average common shares outstanding	103,289,548	97,011,499

The effect of options, totaling 1,876,025 for fiscal 2010 (2009 – 977,706), was anti-dilutive.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009
Net interest received in cash, included in operations	$858	$725
Taxes paid	2,886	3,163
Patents acquired under deferred financing arrangement	-	8,081

12.	FINANCIAL INSTRUMENTS
The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk
Credit risk is the risk of financial loss to the Company if a licensee or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable.

The Company’s cash and cash equivalents and short-term investments consist primarily of deposit investments that are held only with Canadian chartered financial institutions and are not considered a material credit risk to the Company.

Wi-LAN Inc. 2010 Annual Report	56

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The Company's exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Korea, Japan, Taiwan, Hong Kong, and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. The Company manages its exposure to credit risk by only working with companies management considers reputable. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's licensees. However, should one of the Company's major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2010, two licensees each account for 10% or more of total accounts receivable (2009 – four licensees).

Financial assets past due
The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2010 and 2009:

	2010	2009
Not past due	$1,239	$104
Past due 1 - 30 days	797	68
Past due 31 - 60 days	10	31
Past due 61 - 90 days	43	3
Over 91 days past due	142	708
Less allowance for doubtful accounts	(5)	(429)
Total accounts receivable	$2,226	$485

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at March 1, 2011, approximately $778 past due amounts have been collected. None of the remaining amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance, after giving effect to the allowance for doubtful accounts as discussed below, is not fully collectable in the future.

Wi-LAN Inc. 2010 Annual Report	57

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2010, the Company had a provision for doubtful accounts of $5 (2009 - $429) which was made against accounts receivable in excess of three months past due and where collection efforts to date have been unsuccessful.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2010, the Company has cash and cash equivalents, short-term investments and marketable securities of $109,015, credit facilities of $8,000, and accounts receivable of $2,226 with which to meet its obligations.

Market risk
Market risk is the risk to the Company that the fair value of future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only places deposits with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk
The Company generates revenues primarily in US dollars and incurs expenditures primarily in Canadian and US dollars, and is therefore exposed to risk from changes in foreign currency rates. Excess US dollar balances are converted into Canadian dollars on a regular basis. The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of US dollars. The Company does not use forward foreign exchange derivatives for speculative or trading purposes.

The forward foreign exchange contracts primarily require the Company to sell US dollars for Canadian dollars at prescribed rates. The Company did not have any forward foreign exchange contracts at December 31, 2010.
For the twelve months ended December 31, 2010, the Company had revenues and expenses denominated in U.S. dollars of approximately $49,200 and $45,391 respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $3,809 and adversely effect net earnings of the Company.

At December 31, 2010, the Company had U.S. dollar denominated cash and cash equivalents, and accounts receivable balances of approximately $23,631 and $1,807 respectively, offset by accounts payable and accrued liabilities totaling approximately $6,747. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $18,691 and adversely effect net earnings of the Company.

 A one cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive loss of $225.

Wi-LAN Inc. 2010 Annual Report	58

NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

13.COMMITMENTS AND CONTINGENCIES
a)Litigation
The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position.

In September 2002, the Company, its former Executive Chairman and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to these claims and does not believe that it will ultimately be found liable. The Company is defending these actions, has filed a statement of defence and has also filed a counterclaim against the claimants. To date, it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company’s financial statements.

a)	Operating lease
The Company has lease agreements for office space and equipment with terms extending to 2014. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2011	286
2012	242
2013	73
2014	15
2015 and thereafter	-
617

b)	Other
As partial consideration for patents acquired in September 2007, the Company agreed to future additional payments, not to exceed US$4,000, contingent upon the ongoing enforceability of the patents and based on revenues produced from licensing or selling the patents. To date, there have been no licensing revenues produced from these patents and no amounts have been accrued to this counterparty in respect of this commitment.

In certain of its Texas patent infringement litigations, WiLAN is represented by the law firm of McKool Smith (“McKools”). Pursuant to WiLAN’s engagement with McKools, if WiLAN and McKools collectively agree to certain discounts on any portion of McKools’ fees, the amount of those discounts will be reserved and form the basis for a minimum success fee.  If the proceeds from the litigations in which McKools represents WiLAN exceed a base amount, WiLAN may have to pay a minimum success fee to McKools. The minimum success fee is comprised of total litigation proceeds divided by the base amount multiplied by amounts reserved.  As at December 31, 2010, the minimum success fee is not yet determinable because the total litigation proceeds have not yet been determined. The minimum success fee will be a function of the total litigation proceeds received and it is reasonable to conclude that the greater the total litigation proceeds, the greater the success fee will be. As a December 31, 2010, the Company had $5,000 in the reserve.  To date, no amounts have been accrued. The Company may have litigation expenses in fiscal 2011 or future years which could be material, as a result of the subsequent events (see note 18) and the arrangement with McKools.

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NOTES

Wi-LAN INC.
Notes to Consolidated Financial Statements

twelve months ended December 31, 2010 and fourteen months ended December 31, 2009
(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

14.	RESTRUCTURING CHARGES
During July 2010, the Company announced it would be undertaking a workforce reduction which resulted in a restructuring charge of $755 for severance, benefits and other costs associated with the termination of the effected employees. Payment of workforce reduction liabilities is expected to be complete by the first quarter of fiscal 2011.

The following table summarizes details of the Company’s restructuring charges and related reserves:

	Workforce	Assets
Description	Reduction	Written off	Total

Charges	$720	$35	$755
Cash payments	(597)	-	(597)
Balance of provision as at December 31, 2010	$123	$35	$158

15.	RELATED PARTY TRANSACTIONS
Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the twelve months ended December 31, 2010, consulting services have totalled $103 (2009 - $25) of which $64 was not paid as at year end.

16.	CAPITAL DISCLOSURES
The Company considers share capital and contributed surplus as capital. The Company’s objectives when managing its capital structure are to provide sufficient capital to protect the Company’s patent and license portfolio, through litigation if necessary, and to support the Company’s Technology Acquisition Program, which provides for the acquisition of additional patents when the right opportunities are available and such acquisitions fit the Company’s strategic direction in communications and consumer electronics markets. The Company has no externally imposed capital restrictions.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company to manage its capital include the issuance of new share capital, dividends and a NCIB commenced on October 15, 2008 and completed on April 10, 2009.

With the exception of the completion of the NCIB and the commencement of quarterly dividends during fiscal 2009, the Company’s capital management objectives have remained unchanged over the periods presented.

17.	RECENT ACCOUNTING PRONOUNCEMENTS
The Company has not disclosed the impact of recent accounting pronouncements associated with Canadian GAAP as it is in the process of converting to International Financial Reporting Standards.

18.	SUBSEQUENT EVENTS
In February 2011, the Company raised net cash of approximately $71,278 (gross proceeds of $75,240) through the sale of 11,400,000 common shares offered by way of short form prospectus. The financing was priced at $6.60 per common share.
Subsequent to the end of fiscal 2010, the Company signed a number of significant license agreements with major technology corporations.

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DIRECTORS AND OFFICERS

DIRECTORS	OFFICERS

James Skippen, Chairman & CEO	James Skippen, Chairman & CEO

Robert Bramson (2) Chairman of the Compensation Committee	Shaun McEwan, CFO

Dr. Michel Fattouche (3)	William Middleton, Senior VP & General Counsel

John Gillberry (1)	Andrew Parolin, Senior VP Licensing

Bill Jenkins, Chairman of the Governance and Nominating Committee (1,3)	Prashant Watchmaker, Corporate Secretary and Assistant General Counsel

W. Paul McCarten (3)	Jung Yee, CTO
Jim Roche (2)

Rick Shorkey, Chairman of the Audit Committee, Lead Independent Director (1,2) Member of (1) Audit Committee, (2) Compensation Committee, (3) Governance and Nominating Committee

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CORPORATE INFORMATION

STOCK EXCHANGE LISTING	LEGAL COUNSEL

THE TORONTO STOCK EXCHANGE

www.tsx.com Symbol: WIN WiLAN’s website, www.wilan.com, also provides a link to the TSX website	McKOOL SMITH PC, TEXAS TOWNSEND and TOWNSEND and CREW LLP, CALIFORNIA

PUBLIC FILINGS - SEDAR	TRANSFER AGENT

WiLAN’s publicly filed documents are available at www.sedar.com	COMPUTERSHARE INVESTOR SERVICES INC.
WiLAN’s website, www.wilan.com, also provides a link to the SEDAR website

AUDITORS	COMMERCIAL BANKERS

PRICEWATERHOUSECOOPERS LLP	ROYAL BANK OF CANADA

INVESTOR RELATIONS	HEAD OFFICE

TYLER BURNS Director, Investor Relations & Communications Tel: 1.613.688.4330 Fax: 1.613.688.4894 Email: tburns@wilan.com	11 Holland Avenue, Suite 608 Ottawa, ON Canada K1Y 4S1 Tel: 1.613.688.4900 Fax:1.613.688.4894

Wi-LAN Inc. 2010 Annual Report	62

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, ON Canada
K1Y 4S1
Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

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